SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of  March, 2008

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Financial Statements" dated on December 31, 2007.

Financial Statements

Telecomunicações de São Paulo S.A. - TELESP

December 31, 2007 and 2006 with Report of Independent Auditors

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

FINANCIAL STATEMENTS December 31, 2007 and 2006

Contents

Report of Independent Auditors	1

Audited Financial Statements

Balance Sheets	2
Statements of Income	4
Statements of Shareholders´ Equity	5
Statements of Changes in Financial Position	6
Supplementary Statements of Cash Flows	8
Supplementary Statements of Added Value	9
Notes to Financial Statements	10

Management Report	70

A free translation from Portuguese into English of Report of Independent Auditors on financial statements prepared in accordance with the accounting practices adopted in Brazil

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders Telecomunicações de São Paulo S.A.

1.

We have audited the accompanying individual (Company) and consolidated balance sheets of Telecomunicações de São Paulo S.A. - TELESP and subsidiaries as of December 31, 2007 and 2006 and the related statements of income, shareholders’ equity and changes in financial position for the years then ended. These financial statements are the responsibility of Company’s management. Our responsibility is to express an opinion on these financial statements.

2.	We conducted our audits in accordance with generally accepted auditing standards in Brazil which comprised: (a) the planning of our work, taking into consideration the materiality of balances, the volume of transactions and the accounting and internal control systems of the Company, (b) the examination, on a test basis, of the documentary evidence and accounting records supporting the amounts and disclosures in the financial statements, and (c) an assessment of the accounting practices used and significant estimates made by management of the Company and subsidiaries, as well as an evaluation of the overall financial statement presentation.

3.

In our opinion, the financial statements referred to above present fairly, in all material respects, the individual and consolidated financial position of Telecomunicações de São Paulo S.A. – TELESP and subsidiaries at December 31, 2007 and 2006, the related results of their operations, changes in their shareholders´ equity and changes in their financial position for the years then ended, in conformity with the accounting practices adopted in Brazil.

4.

We conducted our audits with the objective of issuing an opinion on the overall financial statements referred to in paragraph one above. The statements of cash flows and of added value for the years ended December 31, 2007 and 2006, presented to provide additional information on the Company and its subsidiaries, are not required as an integral part of the statutory financial statements, according to the accounting practices adopted in Brazil. The statements of cash flows and of added value were submitted to the same audit procedures described in paragraph two and, in our opinion, are fairly presented, in all material respects, in relation to the overall financial statements.

São Paulo, February 18, 2008 ERNST & YOUNG Auditores Independentes S.S. CRC-2SP015199/O-6

Luiz Carlos Marques Accountant CRC-1SP147693/O-5

A free translation from Portuguese into English of financial statements prepared in accordance with the accounting practices adopted in Brazil

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

BALANCE SHEETS December 31, 2007 and 2006

(In thousands of reais)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF INCOME

Years ended December 31, 2006 and 2005

(In thousands of reais, except earnings per share)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF SHAREHOLDERS’ EQUITY

Years ended December 31, 2007 and 2006

(In thousands of reais)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION

Years ended December 31, 2007 and 2006

(In thousands of reais)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

STATEMENTS OF CHANGES IN FINANCIAL POSITION (Continued)

Years ended December 31, 2007 and 2006

(In thousands of reais)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

SUPPLEMENTARY STATEMENTS OF CASH FLOWS

Years ended December 31, 2007 and 2006

Company		Consolidated	
	2007	2006	2007	2006
Cash flows from operations				
Net income for the year	**2,363,169**	2,816,151	**2,362,960**	2,816,151
Adjustments to reconcile net income to cash provided by operations:				
Expenses (revenues) not affecting cash	**3,068,052**	2,987,867	**3,210,254**	3,058,775
Depreciation and amortization	**2,543,494**	2,600,994	**2,634,384**	2,641,554
Monetary and exchange variations	**(85,432)**	(70,578)	**(85,432)**	(70,531)
(Gain) loss from equity holding of subsidiaries	**(3,633)**	(13,630)	**2,145**	(1,034)
Loss on permanent asset disposals	**(82,641)**	5,561	**(83,956)**	5,787
Amortization of goodwill	**64,738**	34,481	**64,738**	34,481
Allowance for doubtful accounts	**611,030**	401,072	**652,521**	412,997
Pension and other post-retirement benefits plans, net of funding	**20,496**	29,967	**20,403**	30,059
Other	-	-	**5,451**	5,462
(Increase) decrease in operating assets:	**(541,054)**	(1,172,670)	**(614,033)**	(1,154,715)
Trade accounts receivable	**(91,600)**	(869,797)	**(206,524)**	(826,158)
Other current assets	**(263,607)**	(134,740)	**(268,263)**	(161,656)
Other noncurrent assets	**(185,847)**	(168,133)	**(139,246)**	(166,901)
Increase (decrease) in operating liabilities:	**(223,998)**	196,544	**(228,796)**	286,905
Payroll and related accruals	**61,296**	10,723	**62,608**	17,619
Accounts payable and accrued expenses	**138,869**	26,834	**200,462**	89,366
Taxes other than income taxes	**(62,931)**	60,941	**(38,206)**	85,323
Other current liabilities	**(339,510)**	152,523	**(442,202)**	149,809
Accrued interest	**20,386**	(4,345)	**20,386**	(4,292)
Income and social contribution taxes	**(21,533)**	49,284	**(17,301)**	51,679
Reserve for contingencies	**(39,010)**	(98,773)	**(36,102)**	(98,748)
Other noncurrent liabilities	**18,435**	(643)	**21,559**	(3,851)
Cash provided by operations	**4,666,169**	4,827,892	**4,730,385**	5,007,116
Cash flows generated from (used in) investing activities				
Additions to investments, net of cash acquired	**(599,660)**	-	**(426,353)**	-
Advance for future share acquisition	**(110,339)**	(200,000)	-	(200,000)
Acquisition of fixed and intangible assets, net of donations	**(1,620,353)**	(1,602,503)	**(1,991,579)**	(1,720,886)
Cash from sales of fixed assets and investment	**146,747**	16,709	**147,693**	16,783
Cash received on TDBH's merger	-	9	-	18,584
Cash used in investing activities	**(2,183,605)**	(1,785,785)	**(2,270,239)**	(1,885,519)
Cash flows generated from (used in) financing activities				
Loans repaid	**(1,631,467)**	(1,380,995)	**(1,634,845)**	(1,382,621)
New loans obtained	**2,623,327**	1,254,379	**2,635,813**	1,254,379
Net payment on derivatives contracts	**(112,149)**	(143,900)	**(112,149)**	(144,274)
Treasury shares - Purchase	-	(17,719)	-	(17,719)
Dividends and interest on shareholders' equity paid	**(2,628,726)**	(3,081,782)	**(2,628,726)**	(3,081,782)
Cash used in financing activities	**(1,749,015)**	(3,370,017)	**(1,739,907)**	(3,372,017)
Increase (decrease) in cash and cash equivalents	**733,549**	(327,910)	**720,239**	(250,420)
Cash and cash equivalents at beginning of year	**112,256**	440,166	**213,036**	463,456
Cash and cash equivalents at end of year	**845,805**	112,256	**933,275**	213,036
Changes in cash during the year	**733,549**	(327,910)	**720,239**	(250,420)

See accompanying notes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

SUPPLEMENTARY STATEMENTS OF ADDED VALUE

Years ended December 31, 2007 and 2006

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS

December 31, 2007 and 2006

(In thousands of reais)

1.	Operations and Background

	a)	Controlling shareholders

Telecomunicações de São Paulo S.A. - Telesp (formerly Telesp Participações S.A. - TelespPar - “TelespPar”), hereafter referred to as the “Company” or “Telesp”, was formed pursuant to Article 189 of Law No. 9,472/97 of the General Telecommunications Law based on Decree No. 2,546 on April 14, 1998, as part of the privatization of the Telebrás System. The Company is controlled by Telefónica S.A., which as of December 31, 2007, holds total indirect interest of 87.95% of which 85.57% are common shares and 89.13% are preferred shares.

	b)	Operations

The Company’s basic business purpose is the rendering of fixed wire telephone services in the state of São Paulo under Fixed Switch Telephone Service Concession Agreement - STFC granted by the National Communications Agency (ANATEL), which is in charge of regulating the telecommunications sector in Brazil (Note 1.c). The Company has also authorizations from ANATEL, directly or through its subsidiaries, to provide other telecommunications services, such as data communication to the business market and broadband internet services under the Speedy brand and, more recently, cable TV services via satellite in all the country. The Company’s main area of operation is São Paulo State, including the municipality of São Paulo, the biggest in Brazil.

The Company is registered with the Brazilian Securities Commission (CVM) as a publicly held company and its shares are traded on the São Paulo Stock Exchange (BOVESPA). The Company is also registered with the US Securities and Exchange Commission (SEC) and its American Depository Shares (ADSs - level II) are traded on the New York Stock Exchange (NYSE).

	c)	The STFC Concession Agreement

The Company is a concessionaire of the fixed switch telephone service (STFC) to render local and domestic long-distance calls originated in Region 3, which comprises the State of São Paulo, in Sectors 31, 32 and 34, established in the General Concession Plan (PGO).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

1.	Operations and Background (Continued)

	c)	The STFC Concession Agreement (Continued)

The Concession Agreement’s renewal, dated December 22, 2005, in force since January 1, 2006, awarded as an onerous title, will be valid until December 31, 2025. However, the agreement can be reviewed on December 31, 2010, 2015 and 2020. Such condition allows ANATEL to set up new requirements and goals for universalization and quality of telecommunication services, according to the conditions in force by that moment.

The Concession Agreement establishes that all assets owned by the Company and which are indispensable to the provision of the services described on such agreement are considered reversible assets and are deemed to be part of the concession assets. These assets will be automatically returned to ANATEL upon expiration of the concession agreement, according to the regulation in force by that moment. On December 31, 2007, the net book value of reversible assets is estimated at R$7,187,898 (R$8,027,464 in 2006), comprised of switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment.

Every two years, during the agreement’s new 20-year period, public regime companies will have to pay a renewal fee which will correspond to 2% of its prior-year SFTC revenue, net of taxes and social contributions. Exceptionally, the first payment of this biannual fee happened on April 30, 2007 by value of R$224,760, based on the 2006 STFC net revenues. The next payment is schedule to April 30 of 2009.

	d)	The telecommunications services subsidiaries and associated companies

A.Telecom S.A.

A.Telecom S.A. (formerly Assist Telefônica S.A), is a closely held, wholly-owned by the Company. It is engaged primarily in providing the telecommunication and data services and customer internal telephony network maintenance. The principal services are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

1.	Operations and Background (Continued)

	d)	Controlled Telecommunications service providers and subsidiaries (Continued)

A. Telecom S.A. (Continued)

(i)	Digital Condominium: integrated solution equipment and services for voice transmission, data and images on commercial buildings;

(ii)	Installation, maintenance, exchange and extension of new points of internal telephony wire in companies and houses

(iii)	iTelefônica, provider of free internet access;

(iv)	Speedy Wi-Fi, broadband service for wireless internet access;

(v)	Speedy Corp, broadband provider developed specially to the corporate market;

(vi)	integrated IT solution named “Posto Informático” allowing access to Internet, connection of private networks and rent of IT equipment.

On March 14, 2007, Anatel granted authorization for A. Telecom to render subscription satellite TV services (Direct to Home – DTH services) in all the country. The DTH is a special type of subscription TV service, which uses satellites for direct distribution of TV and audio signals to subscribers. The commercial operation began in August 2007.

Aliança Atlântica Holding B.V.

A company formed under the laws of the Netherlands in Amsterdam, is a joint venture originally established in 1997 by Telebrás and Portugal Telecom, in which Telebrás held a 50% share ownership and Portugal Telecom held the remaining 50%. As a result of the privatization of the Telebrás System in February 1998, Telebrás’ share ownership in Aliança Atlântica was transferred to the Company. As of December 31, 2007, the Company holds a 50% interest in Aliança Atlântica and Telefónica S.A. holds the remaining 50%.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

1.	Operations and Background (Continued)

	d)	Controlled Telecommunications service providers and subsidiaries (Continued)

Companhia AIX de Participações

This company is engaged in both direct and indirect development of activities related to the construction, conclusion and operation of underground fiber optic networks. Currently, Telesp holds 50% interest in this company.

Companhia ACT de Participações

Companhia ACT is engaged in providing technical assistance for the preparation of Rede Refibra project, by providing studies to make it more profitable, as well as inspect the activities in progress related to the project. Currently, Telesp holds 50% interest in this company.

Telefônica Empresas S.A.

The business purpose of this company is the rendering and exploration of telecommunications services, in addition to preparation, implementation and installation of projects related to integrated corporate solutions and consulting services regarding telecommunications and activities related to rendering of technical assistance, equipment maintenance and telecommunications network services. Telefônica Empresas became a wholly-owned subsidiary of the Company after the corporate reorganization which was carried out in July 2006 (Note 2.c).

Navytree Participações S.A.:

Navytree Participações S.A. (“Navytree”) is a company that owns interests in companies providing subscription TV services (Note 2.a).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

2.	Corporate Events Occurred in 2007 and 2006

	a)	Acquisition of Navytree Participações S.A.

As per the Significant Information published on October 31, 2006, the Company and Abril Group entered into several commercial and operating agreements. These agreements provided for acquisition by the Company of: (i) all the MMDS (Multichannel Multipoint Distribution Service) and broad band operations, and (ii) shareholdings, observing the limit provided for by ruling legislation, in cable TV operators controlled by Abril Group.

These agreements established certain conditions, the main ones being: (i) segregation among MMDS, broadband and cable TV operations by the Abril Group, and (ii) approval of operation by Anatel.

On September 30, 2007, Abril Group concluded the process of segregating the aforementioned operations, transferring to Navytree Participações S.A. the following ownership interests:

		(i)	100% in Lightree Sistemas de Televisão S.A., an MMDS and broadband service provider;

		(ii)	19.90% of voting shares and 100% of preferred shares of Comercial Cabo TV São Paulo S.A., a subscription cable TV service provider in the State of São Paulo;

		(iii)	100% of preferred shares of Lemontree Participações S.A., controlling company of Comercial Cabo TV São Paulo S.A.;

		(iv)	49.90% of voting shares and 100% of preferred shares of TVA Sul Paraná S.A., a subscription cable TV service provider in the cities of Curitiba, Foz de Iguaçu and Florianópolis; and

		(v)	100% of preferred shares of GTR-T Participações e Empreendimentos S.A., controlling company of TVA Sul Paraná S.A.

On October 31, 2007, Anatel concluded the regulatory analysis of the association between Abril Group and the Company, which approved the operation. The process is currently being analyzed by CADE (Brazilian Antitrust Agency) focusing on competition aspects.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

2.	Corporate Events Occurred in 2007 and 2006

	a)	Acquisition of Navytree Participações S.A. (Continued)

The final amount for which 100% ownership interest in Navytree was acquired, totaled R$909,065 (R$200,000 was paid in advance in 2006 under the contractual terms), as such the remaining balance payable to Abril Group at December 31, 2007 was R$293,790, of which R$270,000 is kept in a financial investment in the name of the Company (Note 21).

	b)	Merger of Atrium Telecomunicações Ltda. into A.Telecom S.A.

On March 1, 2006 the then subsidiary Santo Genovese Participações Ltda., after having merged into its subsidiary Atrium Telecomunicações Ltda., was acquired by A.Telecom S.A., and was extinguished as a result of such operation. A. Telecom began carrying out the activities formerly performed by Atrium.

	c)	Acquisition of Telefônica Data Brasil Holding S.A. and partial spin-off of Telefônica Empresas S.A.

On March 9, 2006, Telesp and Telefônica Data Brasil Holding S.A. (TDBH), both under the Telefónica Group control, announced a proposal to restructure the Multimedia Communications Service (“SCM”) activities of Telefônica Empresas S.A. and Telesp. The operation included the following stages:

(i)	merger of TDBH by Telesp, whereby TDBH members receive Telesp shares in accordance with the exchange ratio announced. With this operation, Telefônica Empresas S.A. would become a wholly-owned subsidiary of Telesp. Telesp would succeed TDBH in all its rights and obligations; and

(ii)	partial spin-off of Telefônica Empresas, with transfer of the SCM activities and assets to Telesp in the regions in which such services is already provided by Telesp.

The Extraordinary General Shareholders’ Meeting of the Companies held on April 28, 2006 approved the proposed corporate reorganization. However, due to a preliminary injunction granted in connection with judicial proceeding filed by TDBH minority shareholders, revoked on July 25, 2006, the effects of the corporate reorganization were generated as from publication of the judicial proceeding on July 28, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

3. Base of Presentation of the Financial Statements

The accompanying individual and consolidated financial statements as of December 31, 2007 and 2006 were prepared in accordance with accounting practices adopted in Brazil, with are based on accounting practices emanating from Brazilian corporate law (“BR CL”) and accounting standards and procedures established by the Brazilian Securities Commission (CVM).

The authorization to the financial statements conclusion occurred in an Executive Committee Meeting on February 12, 2008.

Assets and liabilities are classified as “current” when their realization or liquidation will probably occur in the next twelve months. Otherwise, they will be classified as non-current assets and liabilities.

Accounting estimates are considered for the financial statements preparation process. Such estimates are based on objective and subjective factors according to management’s judgment for the appropriate amounts to be recorded in the financial statements.

Transactions which involve estimates mentioned above may result in different amounts when realized in subsequent periods due to inaccurate results regarding the estimate process. The Company revises its estimates and assumptions periodically.

The consolidated financial statements include the accounts and transactions of the wholly-owned subsidiaries and the jointly controlled affiliates which are proportionally consolidated, according to the corporate participation described below:

Due to the acquisition of Navytree and the corporate reorganization mentioned in Notes 2.a and 2.c., respectively, the Company’s result of operations include the results of wholly-owned subsidiary Navytree as from October 1, 2007 and of wholly-owned subsidiary Telefonica Empresas S.A. as from August 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

3.	Base of Presentation of the Financial Statements (Continued)

In consolidation, all assets, liabilities, revenues and expenses resulting from intercompany transactions and equity holdings among the consolidated companies have been eliminated for consolidation purposes between the Company and your subsidiaries.

In order to provide additional information, the Company is also presenting the statements of cash flows and of added value. Such statements were prepared based on Accounting Standard and Procedure (NPC) No. 20., issued by the Brazilian Institute of Independent Public Accountants (IBRACON), and on Resolution No. 1010, of the Federal Accounting Board (CFC), respectively.

For the financial statements as of December 31, 2006 and 2005, certain accounts were reclassified to allow adequacy and consistency thereof with the current period. However, the amounts of these reclassifications are not material in relation to the financial statements, and consider the Deliberation nº 488/05’s requests for 2007, 2006 and 2005.

4.	Summary of Principal Accounting Practices

	a)	Cash and cash equivalents

Cash equivalents include all readily liquid temporary cash investments or those which are meant to be held until maturity (three months). They are recorded at cost plus income earned to the balance sheet date.

	b)	Trade accounts receivable, net

Trade accounts receivable are stated at the rendered service value according to the contracted conditions adjusted by the estimated amount of eventual losses. This caption also includes accounts receivable from services rendered but not billed at the balance sheet date. Allowance for doubtful account is recorded in order to cover eventual losses.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

4.	Summary of Principal Accounting Practices (Continued)

	c)	Foreign currency transactions

Transactions in foreign currencies are recorded at the prevailing exchange rate at the date of the transaction. Foreign currency denominated assets and liabilities are translated using the exchange rate at the balance sheet date. Exchange differences resulting from foreign currency transactions were recognized in income.

	d)	Inventories

Inventories are stated at average acquisition cost, net of allowance for reduction to realizable value, and segregated into network expansion and consumption, maintenance or sale inventories. Inventories for use in network expansion are classified as “Construction in progress” under “Property, plant and equipment”. Inventories for resale or maintenance are classified as “other assets” in current assets.

	e)	Investments

Investments in wholly and jointly-owned subsidiaries are accounted for under the equity method. Investments in wholly-owned subsidiaries are fully consolidated and investments in jointly controlled affiliates are proportionally consolidated in accordance with BR CL (see Note 3). Other investments are recorded at cost, less an allowance for probable losses, when considered necessary. The subsidiaries are consolidated with base date December, 31 for each year.

	f)	Property, plant and equipment and intangible assets, net

Property, plant and equipment and intangible assets are stated at acquisition and/or construction cost, less accumulated depreciation. Improvement and repair costs when increasing installed capacity or operating life are capitalized; otherwise, these costs are charged to expense in the statements of income as incurred. Depreciation is calculated under the straight-line method based on the estimated useful lives of the assets and as determined by the Public Telecommunications Service regulations. The main depreciation rates are shown in Notes 12 and 13.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

4.	Summary of Principal Accounting Practices (Continued)

	g)	Deferred charges

Deferred charges are comprised of: (i) pre-operating expenses stated at cost and amortized over a period of five years for the Company and in ten years for AIX pre- operating expenses; (ii) goodwill on acquisition of IP network, amortized over a period of ten years; (iii) goodwill Spanish and Figueira resulting from corporate restructuring occurred in 2001, merged by TDBH, which has been amortized over a period of five years (see Note 14).

	h)	Income tax and social contribution

Corporate income tax and social contribution are accounted for on the accrual basis and are presented net of prepaid taxes, paid during the year. Deferred taxes attributable to temporary differences and tax loss carry-forwards are recognized as deferred tax assets and liabilities on the assumption of future realization within the parameters established by CVM Deliberation 273/1998 and CVM Instruction No. 371/2002.

	i)	Reserve for contingencies, net

Recognized for those cases in which an unfavorable outcome is considered probable at the balance sheet date. This reserve is presented net of the corresponding escrow deposits and classified as labor, civil or tax contingency (Note 20).

	j)	Revenue recognition

Revenues related to services rendered are recorded on the accrual basis. Revenue unbilled from the date of the last billing until the date of the balance sheet is recognized in the month the service is rendered. Revenue from the sales of cards for public phones is deferred and recognized in income as the cards are utilized.

	k)	Concession agreement’s renewal fee

It is a fee which will be paid every two years, during the 20-year period that the concession agreement is in force, equivalent to 2% of its prior-year SFTC revenue, according to the contract. Expenses are proportionally recognized during corresponding 24 months (Note 21).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

4.	Summary of Principal Accounting Practices (Continued)

	l)	Financial expense, net

These represent interest, monetary and exchange variations arising from financial investments, debentures, loans and financing obtained and granted, as well as the results of derivative operations (hedge).

Declared interest on shareholders’ equity is included in these accounts, however for disclosure purposes; the amount declared in the year was reversed to debit on retained earnings in equity.

	m)	Pension and other post-retirement benefit

The Company sponsors individual and multiemployer post-retirement and health assistance plans to its employees. Actuarial liabilities were calculated using the projected unit credit method, as provided for by CVM Deliberation No. 371/2000. Other considerations related to such plans are described in Note 32.

	n)	Derivatives

Gains or losses on derivatives transactions are recorded monthly in income based on contractual terms. Balances of derivative operations (foreign currency swaps) are described in Notes 27 and 34.

	o)	Earnings per share

It is calculated based on Net Income for the year and the total number of shares outstanding at the balance sheet date.

5.	Cash and Cash Equivalents

All cash and cash equivalents are denominated in Brazilian currency. Short-term investments are indexed under CDI (Certificate for Inter-bank Deposits) rate variation, are readily liquid and are maintained with first line financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

7.	Deferred and Recoverable Taxes (Continued)

(*)

Refers to credits on the acquisition of property, plant and equipment items which are available to offset State VAT (ICMS) taxes payable generated from service revenues. The utilization of these credits, however, is generally limited to 1/48 of the credit amount per month.

7.1. Deferred income and social contribution taxes

Considering the existence of taxable income in the last five fiscal years and the expected generation of future taxable profit discounted to present value based on a technical feasibility study, approved by the Board of Directors on December 10, 2007, as provided for in CVM Instruction No. 371/2002, the Company estimates the realization of the deferred taxes as of December 31, 2007 as follows:

The recoverable amounts above are based on projections subject to changes in the future.

Wholly-owned subsidiary Telefonica Empresas S.A. posted tax losses in 2007 in the amount of R$124,753 (R$68,838 in 2006), on which deferred tax assets of R$42,416 in 2007 (R$23,405 in 2006) were not recorded.

7.2.	Merged tax credit

As commented in Note 2.c., as a result of the capital reorganization process of July 28, 2006, the goodwill generated as a result of acquisition in 2001 of investment at Figueira Administração e Participações S.A., owner of operating assets of Banco Itaú S.A.’s telecommunications network, was merged by the Company, as were the investments in Galáxia Administrações e Participações S.A., a company having Multimedia Communication Service (SCM) authorization.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

7.	Deferred and Recoverable Taxes (Continued)
7.2. Merged tax credit (Continued)

The book entries maintained for Company’s corporate and tax purposes were made in specific goodwill and provision accounts (merged), and the corresponding amortization, provision reversal and tax credit realization are as follows:

For calculation of the tax credits resulting from acquisition, income and social contribution tax rates are 25% and 9%, respectively.

As shown above, goodwill amortization, net of provision reversal and of the corresponding tax credit, had no impact on P&L for the period ended December 31, 2007.

For presentation purposes, the net amount of R$100,504 (R$72,456 under non-current assets and R$28,048 under current assets), basically representing merged tax credit, was classified in the balance sheet as deferred and recoverable taxes, according to CVM Instruction No. 349, dated March 6, 2001. Goodwill amortization and provision reversal are recognized in the accounting records as operating income and expenses, and the related tax credit is recognized as provision for income and social contribution taxes.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

The amounts presented above refer to escrow deposits for those cases in which an unfavorable outcome is considered possible or remote.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

11.	Investments (Continued)

Breakdown of goodwill (negative goodwill) on investment acquisition is as follows:

(a)	Negative goodwill on the acquisition of shares of Companhia AIX de Participações, recorded by the Company, was allocated to Deferred Income in the consolidated, as prescribed by Article 26 of CVM Ruling No. 247/96. Amortization will be made until 2009, based on projected future results.

(b)	TS Tecnologia da Informação Ltda, formely Katalyx Cataloguing do Brasil Ltda.

(c)	On December 24, 2004 the Company acquired control of Santo Genovese Participações Ltda. The acquisition cost was R$113,440. The Company paid R$92,668 in December 2004 and the remaining balance during 2005. Goodwill is being amortized over 10 years, and is based on future profitability studies.

Goodwill of Navytree Participações S.A.

Breakdown of goodwill on the acquisition of Navytree Participações S.A. (see Note 2.a) based on a future profitability study, is as follows:

(a)	Part of the business acquisition value was recorded in 2006 as Advance for Future Acquisition Share in the amount of R$200,000.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

11. Investments (Continued)

The main accounting information of subsidiaries and jointly-controlled subsidiaries at December 31, 2007 and 2006 was as follows:

On July 13, 2007, the Company’s Board of Directors Meeting approved capital contribution to wholly-owned subsidiary A. Telecom S.A. in the amount of R$144,000 being approved by the Extraordinary General Meeting of December 11, 2007.

Investments in affiliated companies posted by the equity methods result from consolidation of Navytree. The main information of these affiliates is as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

11.	Investments (Continued)

The Company’s equity in subsidiaries is as follows:

(a) Refers to equity pick-up on shareholders’ equity’s monetary exchange variation.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP NOTES TO THE FINANCIAL STATEMENTS (Continued) December 31, 2007 and 2006 (In thousands of reais)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

13. Intangible Assets, Net (Continued)

	Consolidated						
		2007			2006		
	Annual depreciation rate%	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Trademarks and patents	10.00	**1,536**	**(1,511)**	**25**	1,517	(1,511)	6
Software	20.00	**2,237,523**	**(1,421,405)**	**816,118**	1,928,952	(1,084,052)	844,900
Other	20.00	**169,449**	**(123,975)**	**45,474**	166,334	(108,327)	58,007
Total		**2,408,508**	**(1,546,891)**	**861,617**	2,096,803	(1,193,890)	902,913
Average annual depreciation rates %		**19.81**			19.67		
Assets fully depreciated		**676,059**			471,117		

14. Deferred Charges

	Company		Consolidated	
	2007	2006	2007	2006
Pre-operating expenses	-	3,719	**3,641**	8,306
Cost	-	55,788	**139,251**	65,279
Accumulated amortization	-	(52,069)	**(135,610)**	(56,973)
Goodwill on acquisition of the IP network (a)	**36,281**	43,537	**36,281**	43,537
Cost	**72,561**	72,561	**72,561**	72,561
Accumulated amortization	**(36,280)**	(29,024)	**(36,280)**	(29,024)
Spanish and Figueira goodwill (merged from TDBH) (b)	**194,134**	248,311	**194,134**	248,311
Cost	**301,276**	301,276	**301,276**	301,276
Accumulated amortization	**(107,142)**	(52,965)	**(107,142)**	(52,965)
Other	-	-	**4,819**	6,132
Cost	-	-	**12,059**	12,059
Accumulated amortization	-	-	**(7,240)**	(5,927)
	230,415	295,567	**238,875**	306,286

(a)	The goodwill on acquisition of the IP network in December 2002 refers to the acquisition of the assets for the Switched IP and Speedy Link services of Telefônica Empresas S.A. The portion regarded as goodwill and recorded in deferred charges corresponds to the customer portfolio of the business. According to an appraisal report, the economic basis of the goodwill is the expected future profitability, and its amortized over a period of 120 months.

(b)	The goodwill resulting from acquisition of Telefonica Data Brasil Holding S.A. (TDBH) refers to the corporate restructuring that took place in July 2001, with the spin-off of Figueira. According to the Company business plans, such goodwill is recoverable in future operations within a maximum period 60 (sixty) months from the takeover date in July 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

Loans and financing with Mediocrédito are guaranteed by the Federal Government.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

15.	Loans and Financing (Continued)

The loan from Japan Bank for International Cooperation - JBIC includes restrictive covenants related to the maintenance of certain financial indices, which to date have been met.

Consolidated long-term debt maturities

Debenture conditions were renegotiated on September 1, 2007, date of end of the first Remuneration period and beginning of the second Remuneration period. This period ends on the debentures maturity date; namely September 1, 2010.

Debentures are entitled to interest yield, payable on a quarterly basis, by reference to the variation in average Inter-bank Deposit rates (DI rates), plus annual spread of 0.35% (point thirty-five percent), calculated and published by the Brazilian Clearing House for the Custody and Financial Settlement of Securities (CETIP) as from renegotiation date.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

(a)	Income and social contribution taxes payable are presented net of payments on an estimate basis (Note 7).

(b)	Legal obligations account records tax liabilities, net of judicial deposits, which are being questioned in court, as prescribed by CVM Resolution No. 489/2005.

(c)	The item “Others” includes R$113,275 of FUST payable as of December 31, 2007 (R$66,203 as of December 31, 2006), net of judicial deposits of R$97,567 (R$53,099 as of December 31. 2006).

(a)

Refers to the Company’s organizational restructuring program, which is being analyzed by the Telecommunication Workers Labor Union in the State of São Paulo – Sintetel, which is scheduled to be implemented in the first 2008 quarter.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

(a) The balance refers to remaining net income for 2007, after allocation of net income provided for by Law No 6,404/76.

Most of the interest on shareholders’ equity and total dividends payable to minority shareholders refer to available amounts declared, but not claimed yet.

20. Reserve for contingencies, net

The Company, as an entity and also as the successor to the merged companies, and its subsidiaries are involved in labor, tax and civil lawsuits filed with different courts. The Company’s management, based on the opinion of its legal counsel, recognized reserves for those cases in which an unfavorable outcome is considered probable. The table below shows the breakdown of reserves by nature and activities during 2007:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

20.	Reserve for contingencies, net (Continued)
20.1. Labor contingencies and reserves

The Company has various reserves related to labor claims, amounting to R$456,188, consolidated, to cover probable losses. The amounts involved and respective risk levels are as follows:

These contingencies involve several lawsuits, mainly related to wage differences, wage equivalence, overtime, employment relationship with employees of outsourced companies and job hazard premium, among others.

The Company made escrow deposits in the amount of R$114,579 for the reserves mentioned above.

The Company based on the assessment of the Company’s legal counsel and management, a reserve for tax contingencies amounting to R$232,152 was recorded on December 31, 2007. The principal tax contingencies, assessed as remote, possible and probable risk, are as follows:

 Claims by the National Institute of Social Security (INSS) referring to:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

20.	Reserve for contingencies, net (Continued)

	20.2.	Tax contingencies and reserves (Continued)

		a.	Several legal proceedings for the collection of Seguro de Acidente de Trabalho (Workers Accident Insurance Compensation, or SAT) from January 1986 to June 1997 and joint liability for social security contributions alleged not to have been paid by its subcontractors of approximately R$319,305. Due to Higher Court rulings and favorable ruling handed down on a significant case recognizing statute barring period of five years instead of ten years. Company management decided to reverse the amount provisioned of R$9,314 and maintain provision of R$95,120, which is the portion considered to involve probable loss, having made an escrow deposit in the amount of R$593. The proceeding is in the 2nd lower court.

		b.	Discussion relating to certain amounts paid under the Company’s collective labor agreements, as a result of inflationary adjustments arising out of Planos Bresser and Verão, in the aggregate amount of R$141,141. Management decided to reverse the amount initially provisioned of R$96,567 and maintain the provision of R$2,739 referring to the portion considered to involve probable loss. The proceeding is in the 1st lower court.

c.

Notification demanding social security contributions, SAT and amounts for third parties (National Institute for Agrarian Reform and Colonization (INCRA) and Brazilian Mini and Small Business Support Agency (SEBRAE)) for the payment of various salary amounts for the period from January 1999 to December 2000, in the amount of approximately of R$60,215. These lawsuits are in the 1st lower court and at the last administrative level, respectively. No provision was made for the balance, for which the likelihood of loss is deemed possible.

d)

Notification demanding social security contributions for joint liability in 1993, in the amount of approximately R$196,564, for which the risk is considered possible. No provision was made for this lawsuit. This process is at the 2nd administrative level.

e)

Legal proceedings imposed fines amounting to R$161,982 for distribution of dividends when the Company was allegedly in debt to INSS. No provision was made for the balance, for which the likelihood of loss is deemed possible. This matter is at the 2nd administrative level.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

(In thousands of reais)

20.	Reserve for contingencies, net (Continued)

	20.2.	Tax contingencies and reserves (Continued)

Claims by the Finance Secretary of the State of São Paulo referring to:

f)

Assessments on October 31 and December 13, 2001, related to ICMS (State VAT) allegedly due on international long-distance calls amounting to approximately R$28,979 for the period from November to December 1996, R$214,259 from January 1997 to March 1998 and to R$195,180 for the period from April 1998 to December 1999. The proceedings have been closed at the administrative level and started been discussed at the lower court. Considering the risk level possible, no provision was made.

g)

Assessment on July 2, 2001 demanding the difference in ICMS paid without late-payment penalty, amounting to R$6,502, considered as a possible risk. The claim is in the 2nd lower court level. Considering the risk level, no provision was made.

h)

Infraction notice related to the use of credits in the period from January to April 2002, in the amount of R$32,715, for which the risk is considered possible. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

i)

Infraction notice related to the non-reversal of ICMS credits in proportion to sales and exempt and non-taxed services in the period from January 1999 to June 2000 and from July 2000 to December 2003, in addition to an ICMS credit unduly used in March 1999. The total amount involved is R$119,888. The risk is considered possible by legal counsel. The claims are at the 2nd and first administrative level, respectively. Considering the risk level, no provision was made.

j)

Infraction notices related to nonpayment of ICMS, in the period from January 2001 to December 2005, on amounts received for equipment lease (modem), totaling R$145,589. Related risk is assessed as possible by legal counsel. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

(In thousands of reais)

20.	Reserve for contingencies, net (Continued)

	20.2.	Tax contingencies and reserves (Continued)

k)

Infraction notices related to nonpayment of ICMS in the period from August 2004 to December 2005, for non-inclusion of revenues from rendering of several supplemental services and value added, in the amount of R$261,691, upon determination of the tax basis. Related risk is assessed as possible by legal counsel. The claim is at the 2nd administrative level. Considering the risk level, no provision was made.

l)

Infraction notice drawn up by the São Paulo State Finance Office on June 14, 2007, referring to co-billing operations from May to December 2004, due to: (i) non presentation of the totality of the files provided for in Administrative Ruling CAT No. 49/03; (ii) untimely compliance with notices referring to filing of electronic files; (iii) lack of or irregular recording on the Shipment records; and (iv) unpaid of tax concerning to a portion of the communication services rendered. The amount involved in is R$7,446, already considering payment of the notice item one in the terms of Law No. 6374/89 and of Decree No. 51960/07 (PPI), related to non-payment of taxes. The likelihood of loss is assessed as possible. Part of the infractions results from the not filed information by other operating companies. The claim is at the 1st level. Considering the risk involved, the Company did not record a provision.

 Litigation at the Federal and Municipal Levels:

m)

FINSOCIAL, currently COFINS, was a tax on gross operating revenues, originally established at a rate of 0.5% and gradually and subsequently raised to 2.0%. Such rate increases were judicially challenged with success by several companies, which led to the creation of taxable credits, caused by higher payments, which were offset by CTBC (company merged into the Company in November 1999) against current payments of related taxes, the COFINS. Claiming that those offsets made by CTBC were improper, the Federal Government made an assessment in the amount of R$19,222, considered as a probable loss. The claim is at the 2nd court level. Considering the risk level, the Company made a provision in this amount.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

(In thousands of reais)

20.	Reserve for contingencies, net (Continued)

	20.2.	Tax contingencies and reserves (Continued)

n)

The City of São Paulo assessed the Company, alleging differences in the payment of the municipal tax on services (ISS), by the imputation of fines of 20% not paid by the Company, in the amount of R$25,398. The Company did not reserve for this contingency, since the lawyers responsible for this case believe that the risk is possible. The claim is at the 2nd court level.

o)

On December 15, 2005, ANATEL edited Abridgment nº 01 (subsequently changed to Abridgment nº 07), where it confirmed its opinion not to exclude interconnection expenses from FUST basis, modifying its previous position. The Abridgment has retroactive application, since January, 2001. Thus, through ABRAFIX – Brazilian Fixed Telecommunication Companies Association, on January 9, 2006, the Company petitioned a Security Mandate in order to assure the possibility of excluding interconnection expenses from FUST basis. The lawsuit is at the 1st court level and it is considered as possible for legal counsels. The amount involved is R$131,047 and no provision was made.

There are other contingencies that have also been accrued, for which the involved amount is R$115,071; the risk is considered probable by management, of which the Company has made escrow amounting of R$50,891.

	20.3	Civil contingencies and reserves

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

20.	Reserve for contingencies, net (Continued)

	20.3	Civil contingencies and reserves (Continued)

These contingencies are related to different proceedings, including: telephone line with no recognized ownership, material and personal damages indemnity, and others, in which the aggregate amount in controversy is R$368,519. The Company is also involved in public class action lawsuits related to the Community Telephone Plan (PCT), claiming the possible right for indemnity for purchasers of the expansion plans who did not receive shares for their financial investment, in the municipalities of Santo André, Diadema, São Caetano do Sul, São Bernardo do Campo, Ribeirão Pires and Mauá, involving a total amount of approximately R$302,942. The risks involved are considered possible by legal counsel. The claim is in the 2nd court.

Moreover, there is a claim by ASTEL – Sistel Participants Association in São Paulo State, against the Company, Sistel Foundation and others, relating to PAMA - Pension Benefit and Health Care for retirees, about the following issues: (i) prohibition of charging contributions from the retirees who joined PAMA; (ii) reinstatement of retirees whose subscriptions were suspended due to default; (iii) revaluation of PAMA’s economics needs ; (iv) reapplication of incidence basis of contributions on total and gross amount of payroll of all Company’s employee; (v) inclusion of all hospitals, doctors, clinics and laboratories which were excluded by Sistel and (vi) equity accounting distribution review. The Company’s management, based on its legal counsel opinion, considers this proceeding as possible risk, with an estimated amount of R$232,825. According to the risk, no provision was recorded.

On June 9, 2000, WCR do Brasil Serviços Ltda. proposed enforcement proceedings following ordinary procedural steps against the Company, claiming the collection of the alleged difference between the amounts calculated by Telesp regarding the use of the “0900 Service” and the amounts transferred to that company. The duly updated proceeding amount is R$68,295. On October 1, 2004 the decision handed down by the 13th Civil Court of the central jurisdiction of São Paulo was published, by which the proceeding was deemed valid. On December 14, 2004, an appeal against the decision was filed, which was distributed to the 26th Panel of Judges of São Paulo. On May 26, 2006, the appeal against the decision was judged partially valid, and the content was maintained. Since the risk level was considered as probable, provision was made. The claim is in the 2nd court level.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

(a)	The amount due referring to the concession renewal was paid in April 2007.

(b)	Amounts resulting from the auction of share fractions after the reverse spin-off process in 2005, and TDBH acquisition process in 2006.

(c)

The amount to be paid on December 31, 2007 to the Grupo Abril for the Navytree acquisition correspond to R$293,790, of which R$270,000 is retained in financial application in the name of the Society. The presentation is by net value.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

22.	Shareholders’ Equity

a) Capital

Paid-up capital is of R$6,575,198 at December 31, 2007 and 2006. Subscribed and paid-up capital is represented by shares without par value, as follows:

The Company is authorized to increase its capital up to the limit of 700,000,000 (seven hundred million) shares, common or preferred. The capital increase and consequent issue of new shares are to be approved by the Board of Directors, with observance of the authorized capital limit.

Capital increases do not necessarily have to observe the proportion between the numbers of shares of each type. However, the number of preferred shares, nonvoting or with restricted voting, must not exceed 2/3 of the total shares issued.

Preferred shares are nonvoting, but have priority in the reimbursement of capital and are entitled to dividends 10% higher than those paid on common shares, as per article 7 of the Company’s bylaws and clause II, paragraph 1, article 17, of Law No. 6,404/76.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

(In thousands of reais)

22.	Shareholders’ Equity (Continued)

	b)	Capital reserves

Share premium

This reserve represents the amount exceeding book value of the shares arising from the issuance or capitalization on the date of issue.

Donations and subsidies for investment

These represent amounts received as donations of property resulting from expansion of the telecommunications services plant.

Tax incentives

These are represented by tax incentive investments.

Treasury shares

These correspond to the Company’s treasury stock which resulted from merger with TDBH occurred in 2006, part of which refer to exercise of withdrawing rights and the remaining to the share auctions carried out by the Company. The average cost of acquisition was R$44.77. At December 31, 2007, the market value of treasury stock was R$18,164 (R$20,151 at December 31, 2006).

	c)	Income reserves

Legal reserve

According to article 193 of Law No. 6,404/76, the Company chose not to set up the legal reserve, as such balance added to the capital reserve balance exceeded capital by 30%.

	d)	Retained earnings

At December 31, 2007, the amount of R$350,938 (comprising remaining net income balance of R$141,169, as well as dividends and interest on shareholders’ equity barred by statute of limitation for 2007 of R$209,769), which under paragraph 6, article 202 of Law No. 6,404/76 was presented as dividends payable as proposed by management and to be approved by the General Shareholders’ Meeting, will be paid until the end of 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

22.	Shareholders’ Equity (Continued)

	e)	Dividends

According to its by-laws, the Company is required to pay dividends at each year ending December 31, of a minimum of 25% of adjusted net income, provided earnings are available for distribution.

Dividends are calculated in accordance with the Company's by-laws and with the Brazilian Corporation Law. As follows, the Company presents the calculation of dividends and interest on shareholders' equity deliberated for 2007 and 2006:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

(In thousands of reais)

22.	Shareholders’ Equity (Continued)

e) Dividends (Continued)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

22.	Shareholders’ Equity (Continued)

	f)	Interest on shareholders’ equity (Continued)

Tax-exempt shareholders received interest on shareholders’ equity in full, not subject to withholding tax.

	g)	Payment of dividends and interest on shareholders’ equity

On March 29, 2007, the General Shareholders’ Meeting approved the distribution of interim dividends in the amount of R$705,631 based on retained earnings as of December 31, 2006 to shareholders included in the Company records at the end of March 29, 2007. Dividends and interest on shareholders’ equity were paid as from May 28, 2007.

On April 18, 2007, as agreed to by the General Shareholders’ Meeting, the Company’s Board of Directors approved interest on equity in the amount of R$221,000, subject to withholding tax at the rate of 15%, resulting in the net amount of R$187,850. The interest on shareholders’ equity was paid to holders of common and preferred shares included in our records at the end of the April, 30th 2007, date of the book record. Payment of the interest took place on May 28, 2007.

On November 7, 2007, the Board of Directors approved the payment of interim dividends based on the September 30, 2007 financial statements, in the amount of R$1,580,000, and interest on shareholders’ equity referring to the financial year 2007 of R$210,000 (R$178,500 net of withholding income tax) to shareholders included in the Company records on November 7, 2007, which started being paid on December 3, 2007.

On December 10, 2007, the Board of Directors, following the General Shareholders´ Meeting, approved the credit of interest on shareholders’ equity referring to the financial year 2007, in the amount of R$211,000 (R$179,350 net of withholding income tax). The payment will be made on a date to be decided in the General Shareholders’ Meeting.

	h)	Unclaimed dividends

Dividends and interest on shareholders’ equity are barred by statute of limitation after 03 (three) years, as from the date of beginning of payment thereof if not claimed by shareholders, according to article 287, clause II, item a. of Law No. 6,404, dated December 15, 1976.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

22.	Shareholders’ Equity (Continued)

	i)	Net income reconciliation of the difference between Parent Company and Consolidated

The difference between net income for the year of Company and consolidated at December 31, 2007, in the amount of R$209, refers to donations directly recorded in capital reserve of subsidiary A. Telecom S.A., which corresponds to result of equity pickup in the company (Note 11).

(i)

For the better presentation of Operating Revenue to the market and regulatory agency, ANATEL, the Company made reclassifications to the amounts as of December 2006. The main reclassifications were made between the items “Interconnections services”, “Public telephones”, “Network access” and “Other”.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

(In thousands of reais)

23.	Net Operating Revenue (Continued)

Tariff adjustments affecting recorded revenue

On July 17, 2007, by means of Acts No. 66,028 and No. 66,031., the National Telecommunications Agency (Anatel) approved the tariff adjustment for the Fixed Switched Telephone Service (STFC), according to the criteria established in the Local and National Long-Distance Concession Agreements, effective as of July 20, 2007. The increase was as follows:

Basic Local Plan: 2.21%

Basic National Long-Distance Plan: 2.21% on average

Also, on July 17, 2007, by means of Act No. 66,029., the National Telecommunications Agency (Anatel) approved the tariff adjustment for the Fixed Switched Telephone Service (STFC) for calls made to the Personal Mobile Service (SMP), according to the criteria established in the Local and National Long-Distance Concession Agreements, effective as of July 20, 2007. The increase was as follows:

Local VC-1 calls: 3.29%

National Long-Distance VC-2 and VC-3 calls: 3.29%

On July 10 and 14, 2006, by means of Acts No. 59,517 and No. 59,665, the National Telecommunications Agency (Anatel) approved the tariff adjustment for the Fixed Switched Telephone Service (STFC), according to the criteria established in the Local and National Long-Distance Concession Agreements, effective as of July 14, 2006 for the Basic Local Plan, and as of July 20, 2006 for the Basic National Long-Distance Plan. The average decrease was follows:

Basic Local Plan: (-0.38%)

Basic National Long-Distance Plan: (-2.73%)

On January 1, 2007 and 2006, the new interconnection rules became effective, pursuant to the renewal of the Concession Agreements for the Basic Local Plan and for the Basic National Long-Distance Plan, as follows:

after January 1, 2006, the local network tariff (TU-RL) has been limited to 50% of the price of the local minute.

after January 1, 2007, the local network tariff (TU-RL) has been limited to 40% of the price of the local minute.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

(In thousands of reais)

(*)

In 2006, the Company made a reversal of provision concerning the claim of COFINS and PIS tax basis with the inclusion of financial, securitization and monetary exchange income, amounting to R$274,277, of which R$16,654 was reversed in the financial results of 2006.

In 2007, the Company partially reversed the provision of INSS, which refers to “Plano Bresser”, “Verão” and “SAT” (see note 20.2a and 20.2.b) due the statute barring period of five years instead of ten years in an amount of R$ 105,682, of which R$4,648 was reversed in the financial results of 2007.

(a)	Gains on permanent assets disposals in 2007 mainly refers to sale of real property located in Barra Funda district for R$134,555, with residual value of R$46,044.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

30. Income and Social Contribution Taxes

The Company recognizes income tax and social contribution monthly on the accrual basis and pays the taxes on an estimated basis, in accordance with the trial balance for suspension or reduction. The taxes calculated on income until the month of the financial statements are recorded in liabilities or assets, as applicable.

Reconciliation of reported income tax expense and combined statutory tax rates

Reconciliation of the reported tax charges and the amounts calculated by applying 34% (income tax of 25% and social contribution tax of 9%) in 2007 and 2006 is shown in the table below:

The components of deferred income and social contribution tax assets and liabilities on temporary differences are shown in Notes 7 and 17 respectively.

Total current income and social contribution taxes consolidated payable at December 31, 2007 amounts to R$924,196 (R$1,134,489 as of December 31, 2006).

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

31. Transactions with Related Parties (Continued)

Consolidated	Telefônica Serviços Empresariais do Brasil Ltda.	Telefônica Internacional S.A.	SP Telecom	Telefonica del Peru	Telefônica Pesquisa e Desenv. Ltda.	Other	Total 2007	2006
ASSETS								
Current assets	**9,336**	**54,650**	**-**	**2,865**	**65**	**7,647**	**291,439**	**223,357**
Trade accounts receivable	826	-	-	781	43	4,817	216,541	163,001
Other recoverable amounts	-	-	-	-	-	-	-	3,250
Intercompany receivables	8,510	54,650	-	2,084	22	2,830	74,898	57,106
Noncurrent assets	**1,887**	**5,895**	**-**	**10,524**	**59**	**6,162**	**25,833**	**13,948**
Intercompany receivables	1,887	5,895	-	10,524	59	6,162	25,833	13,948
Total Assets	**11,223**	**60,545**	**-**	**13,389**	**124**	**13,809**	**317,272**	**237,305**
LIABILITIES								
Current liabilities	**22,278**	**141,464**	**36,371**	**230**	**21,696**	**13,038**	**502,248**	**402,804**
Trade accounts payable	21,211	-	-	230	20,424	3,665	308,539	289,151
Interest on shareholders' equity	-	118,911	36,371	-	-	-	155,282	89,850
Loans with related parties	-	-	-	-	-	-	-	1,041
Intercompany payables	1,067	22,553	-	-	1,272	9,373	38,427	22,762
Noncurrent liabilities	**2,503**	**-**	**-**	**3,722**	**1**	**196**	**6,493**	**2,732**
Intercompany payables	2,503	-	-	3,722	1	196	6,493	2,732
Total Liabilities	**24,781**	**141,464**	**36,371**	**3,952**	**21,697**	**13,234**	**508,741**	**405,536**
STATEMENT OF INCOME								
Revenue	**1,846**	**6,515**	**-**	**-**	**183**	**7,945**	**323,726**	**355,196**
Telecommunications services	1,592	-	-	-	38	7,938	314,599	306,654
Financial income	-	6,515	-	-	145	7	6,812	2,529
Other operating revenues	254	-	-	-	-	-	2,315	46,013
Costs and expenses	**(95,369)**	**(22,631)**	**-**	**-**	**(16,489)**	**(13,545)**	**(2,319,307)**	**(2,235,949)**
Cost of services provided	-	-	-	-	(6,539)	(13,545)	(1,848,568)	(1,781,173)
Selling	-	-	-	-	(8,638)	-	(338,379)	(354,447)
General and administrative	(95,369)	(22,631)	-	-	(1,312)	-	(129,592)	(98,529)
Other operating expense	-	-	-	-	-	-	(2,768)	(1,800)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

31.	Transactions with Related Parties (Continued)

Trade accounts receivable include receivables for telecommunications services. principally Vivo S.A., Atento Brasil S.A., Terra Networks Brasil S.A. and Telefónica de España S.A., particularly for long-distance services and Tiws Brasil Ltda, due the contract of rendering services of rights of use of undersea fiber optic.

Other intercompany receivables in current and non-current assets comprise credits from Telefónica Internacional S.A., Telefônica Serviços Empresariais do Brasil Ltda., Atento Brasil S.A., Telefônica Del Peru and other group companies, corresponding to services rendered, advisory fees, expenses with salaries and other expenses paid by the Company to be refunded by the related companies.

Trade accounts payable include services provided primarily by Atento Brasil S.A., Vivo S.A., TIWS Brasil, Terra Networks Brasil S.A., Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and for international long-distance services provided principally by Telefónica de España S.A. We also highlight the rendering of administrative services in the accounting, financial, human resources, property, logistics and IT areas payable to Telefônica Serviços Empresariais do Brasil Ltda.

Other intercompany payables in current and non-current liabilities are comprised mainly of management and technical services payable to Telefónica Internacional S.A., software development and maintenance services payable to Telefônica Pesquisa e Desenvolvimento do Brasil Ltda., and reimbursements payable to Telefônica Serviços Empresariais do Brasil Ltda.

Revenue from telecommunications services comprises mainly billings to Vivo S.A., Terra Networks Brasil S.A. and Atento Brasil S.A.

Other operating revenues are basically from network infrastructure leased to Vivo S.A. and Atento Brasil S.A.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

 (In thousands of reais)

31.	Transactions with Related Parties (Continued)

Cost of services provided refers mainly to interconnection and traffic services (mobile terminal) expenses, provided by Vivo S.A. and subsidiaries, call center management services provided by Atento Brasil S.A.

Selling expenses refer mainly to marketing services by Atento Brasil S.A. and commissions paid to cellular telephone operators with Vivo S.A.

General and administrative expenses refer to administrative management services provided by Telefônica Serviços Empresariais do Brasil Ltda., and management and technical services payable to Telefónica Internacional S.A.

32.	Post-Retirement Benefit Plans

Telesp individually sponsors a defined benefit retirement plan (PBS Telesp Plan), which covers approximately 0.78% of the Company’s employees. In addition to the supplemental pension benefit, a multiemployer plan (PBS-A) and health care plan (PAMA) are provided to retired employees and their dependents, at shared costs. Contributions to the PBS Telesp Plan are determined based on actuarial valuations prepared by independent actuaries, in accordance with the rules in force in Brazil. The funding procedure is the capitalization method and the sponsor’s contribution is 10.52% of payroll of employees covered by the plan, of which 9.02% is allocated to fund the PBS Telesp Plan and 1.5% to the PAMA Plan.

For other Telesp employees, there is an individual defined contribution plan - Visão Telesp Benefit Plan. The Visão Telesp Plan is funded by contributions made by the participants (employees) and by the sponsor which are credited to participants’ individual accounts. Telesp is responsible for bearing all plans administrative and maintenance expenses, including participant’s death and disability risks. The Company’s contributions to the Visão Telesp Plan are equal to those of the employees, varying from 2% to 9% of the contribution salary, based on the percentage chosen by the participant.

Additionally, the Company supplements the retirement benefits of certain employees of the former CTB - Companhia Telefônica Brasileira.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

32.	Post-Retirement Benefit Plans (Continued)

During 2007, the Company made contributions to the PBS Telesp Plan in the amount of R$47 (R$50 in 2006) and to Plano Visão Telesp in the amount of R$26,457 (R$25,192 in 2006).

A. Telecom sponsors two private pension plans for defined contribution; namely, one similar to that of Telesp, denominated Visão Assist Benefits Plan, which is granted to approximately 30% of its employees and another, denominated Visão A. Telecom Benefits Plan, whose basic and additional contributions by sponsor correspond to 30% of basic and additional contribution by participants. The contributions of A. Telecom to these plans totaled R$637 (R$301 in 2006).

Telefonica Empresas S.A. individually sponsors a defined contribution plan similar to that of the Company, the Visão Telefônica Empresas Benefit Plan. Total contributions to this plan totalized an amount of R$881 (from August to December 2006 amounted to R$506).

The actuarial valuation of the plans was made in December 2007 and 2006 based on the employees’ data as of August 2007 and September 2006, respectively, and the projected unit credit method was adopted. Actuarial gains or losses for each year were immediately recognized in each of the periods. The plans assets relate to December 31, 2007 and 2006. For multiemployer plans (PAMA and PSB-A), apportionment of the plan assets was made based on the sponsoring entity’s actuarial liabilities in relation to the plans’ total actuarial liabilities.

The status of the plans as of December 31, 2007 and 2006 is as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

32.	Post-Retirement Benefit Plans (Continued)

a) Reconciliation of assets and liabilities

(i)	Refers to the proportional share of Telesp in the assets and liabilities of the PAMA and PBS-A multiemployer plans.

(ii)

Despite the surplus of PBS-A as of December 31, 2007 and 2006 no asset was recognized by the sponsor in view of the legal impossibility of reimbursement of such surplus in addition to the fact that this is a noncontributory plan which does not enable reduction of the sponsor’s contributions in the future.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

32.	Post-Retirement Benefit Plans (Continued)

b) Total expenses recognized in income (Continued)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

December 31, 2007 and 2006

 (In thousands of reais)

32.	Post-Retirement Benefit Plans (Continued)

d) Change in plan assets

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

(In thousands of reais)

32.	Post-Retirement Benefit Plans (Continued)

f) Expenses estimated for 2008

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

32.	Post-Retirement Benefit Plans (Continued)

f) Actuarial assumptions (Continued)

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

33. Insurance (Unaudited)

The Company and its subsidiaries’ polices as well as that of the Telefónica Group includes the maintenance of insurance coverage for all assets and liabilities involving significant amounts and high risks based on management’s judgment and following Telefónica S.A.’s corporate program guidelines. In this context Telecomunicações de São Paulo S.A. – Telesp complies with the Brazilian legislation for contracting insurance coverage.

The major insurances contracted by the Company are shown below:

34. Financial Instruments

In compliance with the terms of CVM Instruction No. 235/95 the Company and its subsidiaries made a valuation of their financial assets and liabilities in relation to market values based on available information and appropriate valuation methodologies. However the interpretation of market information as well as the selection of methodologies requires considerable judgment and reasonable estimates in order to produce adequate realizable values. As a result the estimates presented do not necessarily indicate the amounts which might be realized in the current market. The use of different market approaches and/or methodologies for the estimates may have a significant effect on the estimated realizable values.

Carrying and market values of financial instruments as of December 31, 2007 and 2006 are as follows:

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

34.	Financial Instruments (Continued)

The discounted cash flow method was used to determine the market value of loans financings debentures and derivatives (exchange and interest rate swap) considering expected settlement of liabilities or realization of assets at the market rates prevailing at balance sheet date.

The Company has a total direct and indirect interest of 1.04% in Portugal Telecom and 0.52% in Portugal Multimédia valued by the cost method. The investment at market value is based on the last quotation of December 2007 on the Lisbon Stock Exchange for Portugal Telecom and Portugal Multimédia equivalent to €8.93 (€9.84 in December 2006) and €9.55 respectively:

The principal market risk factors that affect the Company’s business are detailed below:

a)	Exchange rate risk

This risk arises from the possibility that the Company may incur losses due to exchange rate fluctuations which would increase the balances of loans financing and purchase commitments denominated in foreign currency and the related financial expenses. To reduce this risk the Company enters into hedge contracts (swaps) with financial institutions.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

34.	Financial Instruments (Continued)

	a)	Exchange rate risk (Continued)

The Company’s indebtedness and the result of loan financing and purchase commitment liabilities denominated in foreign currency are significantly affected by the foreign exchange rate risk. As of December 31 2007, 28.50% (35.18% on December 31, 2006) of the debt was denominated in foreign currency (U.S. dollar and yen); 100.09% (99.88% on December 31. 2006) of this debt was covered by asset positions on currency hedge transactions (swaps for CDI). Gains or losses on these operations are recorded in income. As of December 31, 2007, these transactions generated a net consolidated loss of R$157,553 (R$164,227 as of December 31, 2007). As of December 31, 2007, the Company recorded a liability of R$357,186 (R$316,318 as of December 31, 2007) to reflect the existing temporary loss. As these concern coverage operations, part of the net consolidated negative result of R$157,553 with derivatives is offset against exchange variation gains with debts, in the amount of R$93,901 (R$70,749 as of December 31, 2007).

The book and market values of the Company’s exposure to the exchange rate risk as of December 31, 2007 and 2006 are as follows:

Due to the complexity of the process and of the non-significance of the results, the Company decided not to renew the non-financial liabilities hedges denominated in foreign currency. However, it is still monitoring the results of such non-financial liabilities and may decide to contract new hedges in the future if such non-financial exposure starts to be relevant or if the Company so decides for any other reason.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

(In thousands of reais)

34.	Financial Instruments (Continued)

	a)	Exchange rate risk (Continued)

For BR CL purposes, the hedge (“swaps”) transactions are evaluated at the accrual basis method, which is considered all the contracted terms.

	b)	Interest rate risk

This risk arises from the possibility that the Company may incur losses due to internal and external interest rate fluctuations affecting the Company’s results.

As of December 31, 2007, the Company had R$943,270 (R$822,603 as of December 31, 2006) of loans and financing in foreign currency, of which R$784.659 (R$553,394 as of December 31, 2006) was at fixed interest rates and R$158,612 (R$269,209 as of December 31. 2006) was at variable interest rates (Libor). To prevent against the exchange risk and variable interest rates on these foreign currency debts (Libor), the Company has hedge transactions in order to peg these debts to local currency, at floating rates indexed to the CDI (Inter-bank Deposit Certificate), in a way that the Company’s financial result is affected by the CDI variation. As described in note 26, on December 31, 2007, the Company also had debentures issued in 2004 with interest based on the variation of the CDI of R$1,512,357(R$1,514,514 as of December 31, 2006), as described in Note 16.

On the other hand, the Company invests its excess cash (temporary cash investments) of R$348,648 (R$173,165 as of December 31, 2005), mainly in short- term instruments, based on the CDI variation, which also reduces this risk. The book values of these instruments approximate market values, since they may be redeemed in the short term.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

34.	Financial Instruments (Continued)

	b)	Interest rate risk (Continued)

As of December 31, 2007, the Company had swap transactions – CDI at fixed rate, to partially hedge against fluctuations in internal interest rates. Hedge operations amounts contracted total R$810,032 (R$908,316 as of December 31, 2006). These derivative operations generated a net consolidated positive result of R$4,514 (R$2,110 as of December 31, 2006), and this temporary loss is recorded in liabilities and income.

The Company also contracted CDI + 0.35% of CDI percentage swap with amount of principal of R$1,500,000, with identical flows of those of debentures issued by the Company and maturity in 2010, which generated net positive result of R$ 22.

Another risk to which the Company is exposed is the non-matching of the monetary restatement indices for its debts and accounts receivable. Telephone tariff adjustments do not necessarily match increases in local interest rates, which affect the Company’s debts.

	c)	Debt acceleration risk

As of December 31, 2007, the Company’s loan and financing agreements contain restrictive clauses (covenants), typically applicable to such agreements, relating to cash generation, debt ratios and other restrictions. The Company has complied with these restrictive clauses in full, and such covenants do not restrict its ability to conduct its ordinary course of business.

	d)	Credit risk

This risk arises from the possibility that the Company may incur losses due to the difficulty in receiving amounts billed to its customers. The credit risk on accounts receivable is dispersed. The Company constantly monitors the level of accounts receivable and limits the risk of past-due accounts, interrupting access to telephone lines in case the customer does not pay the related bills in 30 days. Exceptions are made for telecommunication services that must be maintained for security or national defense reasons.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

34.	Financial Instruments (Continued)

	d)	Credit risk (Continued)

As of December 31, 2007, the Company’s customer portfolio had no subscribers whose receivables were individually higher than 1% of the total accounts receivable from services.

The Company is also subject to credit risk related to temporary cash investments and receivables from swap transactions. The Company reduces this exposure by dispersing it among first line financial institutions.

35.	Management Compensation

The management compensation paid by the Company to its Board of Directors and officers amounted to approximately R$20,900 (R$22,300 in 2006). Of this amount R$14,200 (R$15,400 in 2006) correspond to salaries and benefits, and R$6,700 (R$6,900 in 2006) to bonus compensation.

36.	Additional Information

a)

On October 27, 2006 was published in the São Paulo’s Official Municipal Gazette, the decree nº 47,817 regulating the Law nº 14,023/05 which foresees obligation to burry all aerial cabling in the city of São Paulo, requiring public service concessionaries in the city to comply with the law. The Company is analyzing the effects of the referred regulation to study its impacts.

	b)	Change in Preparation and Presentation of the Financial Statements:

On December 28, 2007, Law No. 11.638 was approved by the Brazilian President, which amends and revokes the provisions of Law No. 6.404, dated December 15, 1976 and Law No. 6385 dated December 7, 1976.

The requirements of this Law apply to financial statements for years starting on or after January 1, 2008, considering the following changes applicable to listed companies:

- Preparation of the financial statements

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

NOTES TO THE FINANCIAL STATEMENTS (Continued)

 December 31, 2007 and 2006

 (In thousands of reais)

36.	Additional Information (Continued)

Accounting adjustment entries made exclusively to meet accounting standards are not taxable or deductible.

- Changes in accounting standards

In certain business combinations, assets and liabilities shall be recorded at market value.

The company shall periodically analyze recoverability of amounts recorded in property, plant and equipment and intangible assets. Capital Leased assets shall be recorded in property, plant and equipment.

Certain allocated financial assets shall be posted at market value.

  Certain assets and liabilities shall be adjusted to their present value, especially non- current items.

  Investments in affiliates on whose management exerts significant influence or in which holds 20% of interest or more on voting shares in subsidiaries and in other companies belonging to the same Group or under the same control, shall be carried at equity method.

  Adjustments to market value of assets and liabilities shall be recorded in a new account denominated adjustments to asset valuation, in shareholders’ equity.

At this point it is not possible to anticipate the impacts from Law No. 11.638 on the result of operations and the financial position of the Company and subsidiaries for the financial statements for the year ending December 31, 2008 and, retrospectively, on the financial statements for the year ended December 31, 2007, when compared with the financial statements for December 31, 2008.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

Dear Shareholders,

Abiding by legal and statutory requirements, TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP’s management submits for your analysis the Management Report and the Financial Statements – Company and Consolidated, with the Reports of Independent Auditors and Supervisory Board, for the year ended December 31, 2007.

1. Board of Directors’ Message

Since its privatization in 1998, the Company has managed to attain significant achievements over the years. Among the most important we highlight social inclusion, which allows less favored population levels to have access to telephone and Internet services, which are fundamental items for individual and family development in the Information Era.

With the objective of meeting the specific needs of several market segments, the Company started to offer Alternative Plans, including Economy Telephone Line (“Linha da Economia”), Control Telephone Line (“Linha Controle”) and Pay by Minute Plans. As such, alternatives were offered to users, which were more adequate to their profile to allow them to have access to wire telephone.

The number of public telephones in São Paulo State cities significantly increased, from 180 thousand in 1998 to currently 250 thousand, which corresponds to density of 6.1 public telephones (“orelhões”) per one-thousand inhabitant group. In the São Paulo State we have installed approximately 1.8 thousand telephones for users with hearing problems.

As a result of the telephone service universalization efforts, telephone density in the São Paulo State reached 29.1 lines per 100 inhabitants.

This scenario results from the Company’s continuous initiatives aiming at improving people’s lives, facilitating business development and contributing to the progress of the communities in which it operates, offering innovative services based on Information and Communication Technologies. The Company further endeavors to continue being an innovative, competitive, open, committed and reliable legal entity.

Upon meeting the telephone service universalization target of Anatel in 2001, as the first wire telephone operator to do so, the key aims started to be technologic convergence, innovation and investment profitability.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

In relation to technologic convergence, and aiming at always being ahead in the offer of innovative products and at better meeting the community’s telecommunication needs, the Company has actively endeavored since 2001 to expand its broadband and dial-up Internet access services, with a network prepared to offer 1 Mbps speed to a significant portion of its customer base. With this, the Company reached 2,052,617 Speedy customers at the end of 2007, up 27.8% as compared to prior year, thus consolidating the Company’s qualification as integrated telecommunication services provider.

After having entered into commercial agreements with DTHi and TVA in 2006, the Company expanded its integrated service offers in 2007, through the launching of its own DTH (Direct to Home) Digital TV product. The Company also acquired in 2007 ownership interest in TVA, thus consolidating the commercial agreement previously entered into. Such advances allowed the expansion of integrated service offers. Further in October 2007, the Company and GloboSat entered into an agreement to include their channels in the program grid. Such initiatives were performed always in accordance with applicable regulations, with the objective of better serving consumers and meeting their specific needs.

At the end of 2007 the Company had 11,965,285 lines in service and productivity of 1,877 lines per employee (considering wire lines in service plus ADSL lines (Asymmetric Digital Subscriber Lines), an efficiency parameter which is among the best in the world.

Digital services, which include intelligent facilities such as call identification, call waiting, call transfer, voice mail and conference calls, among others, reached 6.3 million subscribers to a total of 15 million digital installed services in 2007.

Access to Internet was also expanded thanks to the investment in 2007 of R$583.1 million to expand and improve broadband Internet access (ADSL).

The investments made by the Company and its subsidiaries and affiliates in modernization, expansion, quality improvement and network maintenance in 2007 amounted to R$ 1,992.5 million, which confirms the long-term commitment of Telefônica Group in Brazil, as well as its confidence as foreign investor in Brazil’s future.

Analyzing the Company’s situation in 2007, we highlight Postos de Trabalho as well as Flexmídia and TecTotal services. The first offers telephone and Internet advisory services that Telefônica renders to companies, while the second is a high speed multimedia solution for plasma TVs of banks, retailers and universities. The third, TecTotal, corresponds to equipment installation, maintenance and technical support services.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

We highlight that the main characteristic of all Company initiatives was their innovative nature, which is fundamental for a dynamic business such as that of Telefônica. Telefônica’s contest denominated Desafio Empreendedor (Entrepreneurial Challenge) represented a significant initiative that evidenced this, in which the Company received approximately 1,000 innovative projects from professionals and students from 21 Brazilian states and the Federal District.

In 2007, the Company destined to Federal, State and Municipal governments a total of R$7.2 billion in taxes, levies and contributions. To FUST R$132.5 million and to FUNTTEL R$64.5 million were destined.

In 2007, dividends and interest on shareholders’ equity were declared aggregating R$5.43 per common and R$5.97 per preferred share referring to said year. Such amounts reflect the Company’s solid economic and financial situation, although are still somehow modest in relation to the investments that have been made since its privatization.

The Company’s indebtedness level may be considered low for its size and 28.5% of its borrowings are denominated in foreign currency. Its efficient financial and foreign exchange management policy resulted in maintenance of low net financial expenses.

The Company has 7,467 direct employees, and also indirectly employs more than 41 thousand workers.

Owing to the scenario currently prevailing in the telecommunications sector, in which competition and innovation are every time more present, the Company will continue its process of expanding its qualification through special and bold plans.

Having almost 10 years of large scale operations in Brazil, in 2008 the Company will launch “SuperSpeedy”, an innovative product based on an optical fiber network that allows the creation of digital districts, starting with the capital city of São Paulo.

Aware of its social and environmental responsibility, and in order to coordinate the related initiatives of its companies, the Telefónica Group, to which Telesp belongs, created the Fundação Telefônica in March 1999.

Among the various initiatives, we highlight the EducaRede program, an open and free-of-charge portal for students and teachers of public schools, Pró Menino program, which promotes defense of children’s and adolescents’ rights, as well as the volunteers program, which aims at meeting the needs of poor communities.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. – TELESP

MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

2. Economic Context

In 2007, the balance of transactions in Brazil with the rest of the world went through additional increases. Financial flows towards the country increased significantly. Direct foreign investments estimated at US$36 billion, almost twice those in 2006, reached historic records. Portfolio investments (long-term bonds and shares of Brazilian companies) also increased by approximately US$39.8 billion, as compared to US$14.7 billion in 2006. Balance of trade was once again significant, presenting surplus of US$40 billion. These good results allowed increase by US$95 billion in international reserves, which reached US$181 billion, another historic record. This helped make Brazilian economy stronger to face increased volatility in global financial markets expected for 2008, due to the uncertainties in relation to the impacts on economic growth worldwide from the credit market crisis in the USA.

As a consequence of the increase in exports and the accrual of international reserves, the external solvency indices continued improving, thus allowing an additional decrease in Brazil risk. In fact, annual average Embi+ was of 181 base points in 2007, as compared to annual average of 236 base points in 2006. In addition, in the course of the year the three main international risk rating agencies (Moodys, S&P and Fitch) increased the Brazilian grade, which is now one level below investment grade.

With a stronger external sector and the decrease in Brazil risk, Brazilian currency continued appreciating, trend which started in 2004. Average exchange rate in 2007 was R$/US$ 1.95, as compared to R$/US$ 2.18 in 2006. This corresponds to Brazilian currency appreciation by 10.5% in nominal terms.

This Brazilian real appreciation benefited consumer inflation, for reducing the value of imported products and also promoted imports. This allowed reducing the cost of inputs and capital goods for industries, as well as supplementing national supply of consumer goods, thus avoiding the generation of inflationary pressures arising from the increase in aggregate demand. IPCA increased 4.46% in 2007, close to the pursued Brazilian Central Bank target of 4.50% . This variation was in excess of that for 2006; namely of 3.14%, due to the higher increase in food prices, thus reflecting the international commodities market pressure started in the second 2007 half.

Favorable inflation evolution allowed Brazilian Central Bank to continue reducing the basic interest rate, process which had started in the second 2004 half. Selic rate was reduced by 200 base points in 2007, as such reaching 11.25% p.a. at the end of this period.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

A less strict monetary policy allowed economic activity recovery. In the labor market, average unemployment rate was 9.3% in 2007, as compared to 10.0% in 2006. Average workers’ wage increased 3.1% in 2007, as compared to the same 2006 period, thus reflecting more intense job generation as well as the formalization of existing ones. Wage costs were up 6.3% in the same comparison. Retail sales, which have presented an increasing trend since mid 2003, were up 9.7% in the first 11 months of 2007, as compared to the same 2006 period. Also worthy of mention was the positive effect from credit expansion, whose participation in GDP increased from 30.7% at the end of 2006 to 34.7% at the end of 2007.

In addition, domestic demand activity has also resulted in positive evolution of income distribution in Brazil. According to IBGE data, income from lower-income classes has presented increases proportionally higher than those of higher-income classes, which results in a continuous income distribution process. This is a favorable factor for allowing consumer market expansion for several goods and services. This leads to an increase in customer base for new telecommunication services, through the incorporation of segments whose former purchasing power was not sufficient to consume such services. In the lower-income segments there is higher flexibility in demand for telephone services as a consequence of income increases.

All of these elements account for the economic dynamism of Brazil. In the third 2007 quarter, Brazilian Gross Domestic Product was up 5.7% as compared to the third 2006 quarter. Family consumption increased even more intensely, being up 6.03% . The services sector benefited from this economic growth. The increase in wage costs and credit, combined with Brazilian real appreciation to the US dollar, resulted in increase in Brazilian consumers’ purchasing power, thus benefiting our consumers’ capacity to buy telecommunication services.

The participation of the services sector in GDP increased to 55.5% in the third 2007 quarter, as compared to 54.7% in the third 2006 quarter. In the third 2007 quarter, Brazilian GDP of services sector was up 4.8% in relation to the same 2006 quarter, for which the increase had been of 4.6% .

3. Regulatory Environment

In the period from March 16 to July 29, 2007 there was a change in tariffs for local calls, which started to be paid by minute instead of pulses. This process called for investments in IT infrastructure and customer services.

The migration, provided for by sector regulations, was successfully concluded for 100% of customers.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

In order not to affect customers who usually make longer calls (basically dial-up Internet access), Anatel created the Compulsorily Offered Alternative Service Plan (PASOO Plan), which maintained the same subscription tariff for the Basic Plan. The basic difference between the plans is in the type of tariff.

Subscribers to Basic Pay per Pulse Plan who had not elected to participate in the PASOO plan, were automatically migrated to the Basic Pay per Minute Plan. These customers may, however, still migrate to the PASOO or the Basic Plan at their discretion. Customers that already used alternative pay per pulse plans were also fully migrated to the same plans, which are now pay per minute plans.

4. Shareholding Structure

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

4.1 Shareholding Structure

Shareholding structure of the controlling Group remained unaltered in 2007.

At the end of 2007, Telefónica Internacional S.A. – TISA, held 34.87% of common and 80.53% of preferred shares and SP Telecomunicações Holding Ltda., 49.19% of common and 7.11% of preferred shares and Telefônica Data do Brasil Ltda, 1.52% of common and 1.50% of preferred shares of the Company.

5.	Operating Performance

5.1	Competitive Environment

In 2007, the Brazilian telecommunications market experienced an increase in competition level as compared to that prevailing in prior year. The increase in the offer of integrated telecommunication services intensified competition among players offering wire telephone, mobile telephone, subscription TV, Internet and Data services aiming at being the sole provider of telecommunication services to customers.

In the voice market, the Company faced competition in all of its segments. Cable TV operators operated in the high and medium-income segments offering voice services integrated to TV services. In the low-income segment, there was offer of low-cost products and prepaid plans by mobile telephone operators. In addition, mobile telephone operators started to offer convergent mobile and wire telephone services.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

Another significant factor was the marked increase in the number of cellular telephone subscribers and the aggressive offer of on-net tariffs, which increased the advantages of mobile calls in relation to wire calls.

In the broadband market, the main highlight was the offer of integrated voice, broadband and TV packages by cable TV operators, who focused their strategy on maximizing their subscriber base to conquer wire telephone and broadband customers.

In the corporate segment, competitors, who already operated in an aggressive manner in the data market, intensified their actuation, especially in relation to PYMES segment (small and medium companies), with customized integrated voice and Internet service offers.

5.2 Commercial Strategy

This year the Company experienced a slight decrease in the number of wire telephone terminals, in part as a consequence of increased competition, but mainly due to base cleaning initiatives and increased selection of customers. In order to maintain wire telephone attractive, the Company focused on the offer of bundles and developed differentiated services for each segment. Particularly for low-income segment, the highlight was the offer of low cost prepaid lines that avoided migration of part of customers to mobile telephone services and other wire telephone services offered by competitors.

Voice traffic value defense by the Company has been successful through expansion of Pay per Minute Packages, including offers of services integrated with Speedy. In the long-distance market, the adoption of competitive tariffs has helped maintain the already consolidated position of the “Super 15” brand, despite the ever increasing competition, with alternative communication means, such as VoIP and aggressive tariffs of mobile telephone operators.

In addition to traditional telephone services, the Company continues focusing on expanding its operation in other markets, especially those with higher potential, as the case of the broadband, TV, IT and services segments.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

In relation to broadband services, Speedy continues being leader, with more than 2 million customers, despite the increase in competition in the last period. Initiatives carried out during the year have helped to maintain this leading position. The technical upgrade of Speedy allowed offering at least 1 Mbps speed to most customers. The inclusion of a fixed voice service tariff allowing an unlimited number of local calls, in Telefônica Duos and Trios, resulted in a more aggressive bundles value proposal. In addition, other initiatives are in progress with the objective of increasing competitiveness of Company products, such as the implementation of an optical fiber network to offer services to households in the Jardins district, started in 2007, which will offer speed of up to 30 Mb (4 times the highest currently offered in the market) and differentiated services for high income customers.

The year of 2007 was marked by significant advances made by the Company in the TV market. In 2006, the Company started offering TV services through a strategic agreement with DTHi and TVA. In 2007, the Company launched its own DTH Digital TV product, and acquired ownership interest in TVA, thus consolidating the commercial partnership entered into in 2006. These advances allowed the Company to offer the DUO services (voice and Speedy services or voice and digital TV services) as well as the TRIO services (voice, Speedy and digital TV services). In addition, the Company entered into an agreement to include GloboSat channels in its program grid, which were previously offered exclusively by NET and SKY, thus improving the TV product proposed value.

In order to innovate and expand its services offer, the Company launched the TecTotal service, which corresponds to installation, maintenance and technical support for equipment traded through agreements with retail chains. TecTotal involves rendering by the Company of services at households through its wholly-owned subsidiary A. Telecom S.A., increasing its participation in the value chain and improving its relationship with customers.

Another Company achievement was the introduction of the Workstation Infrastructure, which corresponds to customized IT infrastructure solutions provided against monthly payments by users. The Company offers the Posto de Trabalho solution to large companies and Posto Informático solution to small and medium companies, which include a package of voice, data, Internet access, network and equipment management services. Integrated offer of IT and communication services was one of the strategic cornerstones of the Company in the corporate market in 2007.

Intense competition has prevailed in the corporate segment, with the consolidation of companies in the data market. The Company operates in this segment as provider of complete telecommunication solutions (data, wire and Internet), in order to consolidate its position and increase satisfaction of these demanding customers with solutions that are each time more integrated and adherent to their needs.

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MANAGEMENT REPORT (Continued)

December 31, 2007 and 2006

 (In thousands of reais)

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

5.4 Prospects

One of the most important aspects to telecommunications industry development in the next years is the technologic convergence, represented by integration of networks and services, about which discussions have been promoted in relation to technologic, legal, regulatory and marketing aspects.

In analyzing more mature markets, such as the European and the Asian ones, as well as the current evolution of supply of services and convergent products in the Brazilian market, there is the need of building a more complete services portfolio, with increased integration among operations, particularly voice wire, broadband and paid TV operations. In this respect, the Company has endeavored to remain competitive by offering convergent products and every time more integrated solutions. As an example, we mention the Company’s beginning of participation in the TV market offering triple-play services, to cater for this new demand for more complete services and increase satisfaction of an important share of our customers. Still in the TV market, the recently launched Digital TV service in São Paulo (December 2007) allows interaction, high image definition and new business opportunities. Through Digital TV (DTH) and IPTV the Company is pioneering in taking these opportunities.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

The broadband market is expected to grow significantly, since it represents a fundamental platform for the development of convergent products and services. Increase in offered speeds and in products sophistication is expected, for new business models, as already occurred with VoIP, e-commerce and Triple-play, also the Company has endeavored to lead this market movements. Among the main initiatives the highlights are the VOD (video on demand) project and IPTV, which use IP (Internet Protocol) platform to send digital video files, and the current optical fiber broadband offer with speed of up to 30 Mbps.

The increase in the number of offered services, in order to consolidate relationship with customers, will involve other value chains, such as bank services and retail sales, in addition to traditional telecommunication services. In this respect, certain operators have already offered to their customers credit services, purchase of products charged to telephone bills and partnership with retail chains for the acquisition of goods and services under special conditions (mileage and fidelity programs). The Company itself, aiming at being pioneer in this respect, recently entered into a partnership with Banco do Brasil to offer a card for both credit services as well as telephone services, named “Fale Sempre”. The expansion of services beyond telecommunication services corresponds to an every time more evident trend. Such expansion will reach security, entertainment and publicity industries mainly through cellular operators.

In relation to competition, cheaper infrastructure costs through use of new technologies and the possibility of segregation among infrastructure, services and local networks will probably promote geographic expansion of the current wire and mobile operators outside their concession areas. This increase in competition is already taking place, mainly in the mobile and long distance market, which is a trend that will also reach local wire telephone operations with, for instance, beginning of operation of a fourth recently inaugurated mobile operator in São Paulo. The Company has followed these movements and is also taking measures to take opportunities outside its concession area, without relinquishing its consolidated leadership within the concession area. This increase in competition expected to take place in the mobile and wire voice market, will help convert the service into a commodity, with every time lower participation of voice service revenue in total revenue of operators, and the growth of new services. In this scenario, focus shall shift from service price to customized quality services, as well as the offer of new products.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

There has been evidence of a slight slowdown in the mobile telephone market and increased competition, despite the growth in the last years. In the future, mobile operators are expected to endeavor every time more to identify alternative revenue sources, with wire telephone and broadband services as the main targets. This was confirmed by the recent offer of mobile broadband service by a cellular operator, for price and speed compatible with the current wire broadband (ADSL and cable) offer. In addition, the 3G service licenses auction, which resulted in total goodwill in excess of 80%, and the offer from all the current mobile operators and some of the new entrants, evidence the interest of mobile operators in convergent services, particularly broadband services.

Brazilian economy has presented moderate growth in the last years, however, with significant increase in domestic consumption, mainly in class C. With this, certain markets, such as those of broadband Internet access and TV, will probably present increased growth due to the inclusion of new social and economic segments that have presented income increase, which evidences adequate geographic cover and mix of products and services by operators to better meet their needs. In view of this trend, the Company is focusing on these markets, mainly the TV market, in order to shift the focus from consumption development from class A and B, in which service penetration is already high, to all of its customers base, through its different technological alternatives and partners.

6.	Financial Performance

6.1	Gross and Net Operating Revenue

In 2007, the Company posted consolidated gross revenue of R$21,183.8 million, up 1.9% as compared to same 2006 period. Net revenue totaled R$14,727.6 million (R$14,643.0 million in 2006). Tariff adjustments which took place in July 2007 contributed to this performance, together with the increase in revenue from communication services to legal entities and increase in “Speedy” and domestic long- distance services.

6.2 Operating Income Before Net Financial Expenses

Operating income before net consolidated financial expenses was down 10.0%, from R$4,231.7 million in 2006 to R$3,515.8 million in 2007. This decrease resulted from the decrease in local and inter-network services as well as in network use. There was increase in operating expenses as a result from the increase in interconnection expenses, outsourced services, cost of products sold and payroll expenses. Other highlights are other operating income, particularly from sale of defaulting customer portfolio and ICMS recovery.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

6.3 EBITDA

Consolidated EBITDA (earnings before interest, taxes, depreciation and amortization) reached R$6,214.9 million, down 10.0% as compared to that for 2006. EBITDA margin was 42.2%, presenting a decrease of 5.0 p.p. when compared with the same period of 2006. Excluding the reversal effect of federal tax reserve in the 3Q06 of R$257,6 million, the reduction would be 3.2 p.p. This effect was justified mainly by realized auctions during 2007, among theirs by the Organizational Restructure Program, which impacted the personnel expenses and by the review of commercial policy that focused in the improvement of customer portfolio profile and in the future decrease of fraud and insolvency. Therefore, the Company is preparing to increase its innovative product offers to serve each better the needs of its customers.

In thousands of reais	2007	2006

Operating income before net financial expenses (*)	3,515.8	4,231.7
Depreciation and amortization charges
Cost of services rendered (Note 24)	2,341.5	2,351.3
Service selling expenses (Note 25)	19.2	14.6
General and administrative expenses (Note 26)	273.7	275.6

Goodwill (negative goodwill) amortization (Note 28)	64.7	34.5

EBITDA	6,214.9	6,907.7

EBITDA Margin

a) EBITDA	6,214.9	6,907.7
b) Net revenue (*)	14,727.6	14,643.0

a) / b)	42.2	47.2

(*) See statements of income.

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MANAGEMENT REPORT (Continued)

December 31, 2007 and 2006

 (In thousands of reais)

At the end of 2007, the Company had indebtedness of R$3,309.2 million (R$2,338.1 million in 2006) or 33.4% of its shareholders’ equity (22.0% in 2006). Loans raised are 28.5% denominated in foreign currency and 24.5% in national currency with BNDES.

In the 2007 – 2006 comparison, financial result, excluding interest on shareholders’ equity, improved by R$24.1 million or 7.3%, due to the decrease in CDI interest rate and lower average net indebtedness in 2007.

The Company continuously endeavors to take applicable measures, considering actual market circumstances, to hedge its debts against adventitious exchange losses.

6.5 Net Income

Net income was down 16.1%, from R$2,816.2 million in 2006 to R$2,363.0 million in 2007, basically as a result from the increase in operating expenses and the decrease in revenue from domestic services, inter-network and network use. Profit margin was of 16.0% .

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

6.6 Investments

In 2007, the Company invested R$1.99 billion in the program for the expansion and modernization of telecommunication services, including investments related to broadband plant expansion and the provision of new value added services.

In the year, the Company’s investment program had the objective of reaching the highest service quality and availability standards also focusing on increase in corporate profitability and organization competitiveness. In order to meet the needs of demanding customers each more exigent, new products and services were launched, mainly in connection with the Internet business, as regards Group leadership consolidation in the broadband market, whose plant in service grew 27.8% in the year. In addition, we highlight the investments made in critical network points, which resulted in significant reduction of defects and maintenance costs, as well as investments in modernization of systems used in customer services, business infrastructure, billing and collection (ATIS).

The Company is thus preparing itself to operate in a highly competitive market through the supply of products with ever increasing added value to customer, within feasible limits in relation to capital invested and regulatory environment.

We set out below the amount of consolidated investments in the last year as of December 31, 2007:

(*)	Include supporting systems, power and energy equipment and those destined to general support.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

7. Capital Market

The Company has common shares (ON) and preferred shares (PN) traded on the São Paulo State Stock Exchange (BOVESPA) under the symbols TLPP3 and TLPP4, respectively. The Company also trades level II ADR’s in the New York Stock Exchange (NYSE) under the symbol TSP.

The São Paulo Stock Exchange (Bovespa) reached at the end of 2007 a new historic record (63,886.1 points), as a consequence of the improvement in rules regulating the market, the stability prevailing in the Brazilian economy and favorable foreign environment.

Following the market trend in previous years, there were 64 IPO’s in 2007, up 146% as compared to 2006. In the aggregate, including secondary share issues, there were 76 companies turning to the market, up 81% as compared to 2006.

In 2007, the average daily volume of common and preferred Telesp shares amounted to R$1,710 million and R$6,669 million. The average daily volume of ADR’s in the same period amounted to US$3,665 million.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

8. Shareholders’ Compensation Policy

The Company does not have a formal shareholders’ compensation policy. Nevertheless, it complies with the provisions of Law No. 6,404/76, which prescribes payment of minimum mandatory dividends of 25% of its adjusted net income for the period. Historically, the Company has paid dividends above the amount required by law. In 2007, the Company’s pay out was of 124%, a dividend yield of 12% for common shares and of 13% for preferred shares.

The sum of gross dividends and interest on shareholders’ equity (IOE) declared in 2007 amounted to R$5.43 per common and R$5.97 per preferred share.

Distribution of amounts paid in 2007:

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

9. Corporate Governance

In order to promote good corporate governance, increase quality of information disclosures and reduce uncertainties surrounding investments, the Company has introduced internal rules and policies to render its practices clear and objective. The Company believes that these measures will benefit shareholders, current and future investors, as well as the market in general. Among the measures implemented by the Company, we highlight the following:

a.	Creation and implementation of internal rules and policies:

Policy for Disclosure of Potentially Reportable Events as prescribed by CVM Ruling No. 358;

Policy for recording, communication and control of financial and accounting information;

Policy for prior approval of services to be rendered by independent auditors;

Internal code of conduct on security market related matters;

Internal code of conduct on financial matters (code of ethics);

Internal code of conduct for employees (conduct principles); and

Policy on communications to the market.

b.	Creation of Board of Directors committees:

Services and Customer Services Quality Committee;

Audit and Control Committee; and

Committee for Officers Appointment, Compensation and Corporate Governance.

c.

Disclosure of an annual Corporate Governance Report containing information related to the main corporate governance practices adopted by the Company, its shareholding structure, characteristics, composition and prerogatives of management bodies, as well as obligations and responsibilities of its officers.

d.	Establishment by the Audit and Control Committee of procedures to receive and handle denunciations related to accounting and auditing matters (Denunciation Channel); and

e.

Overall annual officers’ compensation is approved by shareholders in a general meeting, as prescribed by Brazilian corporation law. The definition of such compensation of each Company management member is a prerogative of the Board of Directors through its Committee for Officers Appointment, Compensation and Corporate Governance.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

The Company’s internal rules related to the conduct to be adopted in order to avoid practices infringing good corporate governance as well as conflicts of interests are defined in internal policies, especially in its internal code on security market related matters. The Executive Board, Board of Directors members and any other employees with access to sensible information are subject to the restrictions prescribed by said code. This internal code defines negotiation blackout periods and establishes rules to avoid and/or handle situations involving conflict of interests.

9.1 Investor Relations

In order to attain fair appreciation of its shares, the Company adopts practices aiming at clarifying its policies to investors.

The Company maintains an Internet home page (www.telefonica.com.br/investidores/) with information required by investors, together with an IR team to dispel doubts by telephone or in individual meetings held at the Company. The Company also files all communications of potentially reportable facts and financial statements with regulatory agencies; namely the Brazilian Securities Commission (CVM) and the Security Exchange Commission in the USA.

9.2 Board of Directors

The Company’s Board of Directors comprises at least 5 (five) and a maximum of 15 (fifteen) members, with term of office of three years, being the reelection thereof allowed. Board of Directors members must be Company shareholders, one of them being elected by preferred shareholders in a separate voting, and the others are elected by common shareholders.

Board of Directors meetings are ordinarily convened once every three months, and extraordinarily whenever necessary, by its chairman. Board of Directors resolutions shall be by majority voting of its members in office, chairman being entitled to a common and a casting vote in case of tie. Chairman is further responsible for representing the Board of Directors in convening the General Shareholders’ Meeting; chairing the General Meeting, appointing a secretary among those present as well as convening and chairing Board of Directors meetings.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

9.3 The Company’s Executive Board

The Executive Board has the prerogative of representing the Company to collect receivables or assume liabilities, being its members responsible for carrying out all the acts necessary or convenient for corporate business management. Executive Board members are elected by the Board of Directors for a maximum term of office of 3 years, being reelection thereof allowed.

Under the Company’s by-laws, the Executive Board shall comprise at least 3 (three) and a maximum of 15 (fifteen) members, whether shareholders or not, but resident in Brazil, to be elected by the Board of Directors. At December 31, 2007, the Executive Board comprised 12 (twelve) members, however, as decided by the Board of Directors meeting of 12/10/2007, as from 01/01/2008 the Executive Board started to comprise 04 (four) members, elected for the following positions: Chairman, General Wire Telephone Services Director, Finance and Investor Relations Director; and General Secretary.

9.4 Code of Conduct related to Financial Information (Code of Ethics)

A Code of Ethics was implemented to regulate the conduct of our officers in relation to recording and control of financial and accounting information and access to confidential insider information.

9.5 Code of Conduct for Employees (Conduct Principles)

The Conduct Principles implemented for employees reflects corporate values and principles that should guide the Company’s and its employees’ conduct It is also a base for procedures and ways of working involving relations with customers, shareholders, employees, suppliers and the population in general. Company employees shall also keep in mind that each decision they make and all that they do, in particular to carry out their professional duties, may affect the Company’s reputation.

9.6 Supervisory Board

The Company has a permanent Supervisory Board. Supervisory Board members are elected by the General Shareholders’ Meeting for a term of office of 1 year, being reelection thereof allowed. Abiding by corporation law, preferred shareholders are assured of the right to elect one effective Supervisory Board member and an alternate member in a separate voting, without the participation of preferred controlling shareholders.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

Under a legal provision, compensation of Supervisory Board members, besides refund of transportation and lodging expenses necessary to carry out their duties, shall be established by the General Shareholders’ Meeting electing them, which may not be less than, for each member in office, 10% (ten percent) of average compensation of executive officers, not computing profit sharing.

Telesp’s current Supervisory Board comprises 3 effective members and 3 alternate ones.

9.7 Audit and Control Committee

The Audit and Control Committee was created in December 2002, as ancillary committee linked to the Board of Directors, having its own charter approved by the Board of Directors.

Its members are periodically appointed among independent Board of Directors members and not belonging to the Company’s Executive Board; for term of office equal to the corresponding term of office in the Board of Directors.

Without prejudice to any other function established by the Board of Directors, the Audit and Control Committee shall have the prerogative of informing and/or making recommendations to the Board of Directors, in relation to the following matters:

  Hiring of independent auditors, the conditions of such hiring, the scope of their work and, if the case, revocation or extension of such hiring;

  Analysis of Company accounts, ensuring compliance with legal requirements and correct application of generally accepted accounting principles;

  Results from each internal and external independent audit, as well as measures to be taken by management in relation to the recommendations made by the auditors;

  Certification of adequacy and integrity of internal control systems;

  Monitoring performance by independent auditors of their duties, to ensure that their opinion on annual accounts and the main contents of the audit report are clearly and accurately written; and

  Receipt from internal auditor of information about significant control system deficiencies and financial conditions detected.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

9.8 Independent Auditors

As regards CVM Ruling No. 381, dated January 14, 2003, and Circular Letter CVM/SNC/SEP No. 01/2007, of February 14, 2007, the Company and its subsidiaries inform that their policy towards their independent auditors in relation to rendering of services other than audit services is based on auditor independence principles. Under these principles, auditors may not audit their own work, and are also precluded from carrying out Company management duties, rendering legal services on behalf of their client or rendering any other services considered to be prohibited by applicable rules in force, thus maintaining the independence of work carried out by the audit service providers.

In 2007, we did not hire any services other than audit services from our independent auditors, to wit Ernst & Young Auditores Independentes SS.

10. Human Resources

Aware of the importance of its employees in facing the main strategic and operating challenges, the Company has been increasingly offering employee development and training programs.

In 2007, the Company ranked for the third year in a row among the 100 Best Companies to Work, according to a survey carried out by the Great Place to Work Institute published in Época magazine. In addition, the Company ranked sixth among the best IT and Telecom best companies to work, also according to a survey performed by the Great Place to Work Institute published in the ComputerWorld newspaper, from IDG Publishing House (ComputerWorld). This study included hardware, software, IT and telecommunication companies.

The Institute also highlighted the Company in terms of “Mission, Culture and Values” in a survey among the 22 best Human Resource practices, published by the Melhor magazine, from the Brazilian Association of Human Resources.

10.1 Interaction

Employees receive daily by e-mail the “Bom Dia, Telefônica!” newsletter, addressing the main Company news and significant matters.

News published in the “Bom Dia, Telefônica!” newsletter is filed on a hot site including texts published, photos, videos and links to other hot sites of interest.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

In addition to this newsletter, the Company has an electronic communication exclusive to executives, named “Executivo em Dia”, as well as the “Televip”, which is a monthly printed publication sent to employees’ homes.

In September 2007, the Company started the Talk to Chairman program. In the three such events in 2007, more than 40 employees had the opportunity to have breakfast with Company chairman to discuss new Company challenges.

Giving continuity to the program launched in 2006, the Company introduced in 2007 a new version of the + Telefônica Program, which provides employees with the opportunity to have contact with Company management function, through the implementation of projects related to the Company’s financial results. In this respect, 75 projects were selected, which generated benefits of R$335 million, between revenue increments and savings attained. The authors of selected projects were awarded prizes of up to six salaries and MP3 Players.

10.2 Compensation

The Company adopts a salary structure and compensation policies compatible with best market practices so as to attract and retain talents in a very competitive segment, as well as to acknowledge the individual performance of professionals, based on the attainment of established targets and results. Based on the Total Compensation concept, the strategy aims at paying nominal salaries according to the average salary paid in the market by the companies adopting most aggressive compensation policies. Variable compensation programs and a comprehensive range of benefits supplement the total compensation package through which the Company acknowledges employees’ performance and motivates them to face challenges.

  In 2007, more than 800 Company employees were promoted;

  2,051 employees had their salaries reviewed, process which granted average salary adjustment by 3.6%; and

  The Company voluntarily granted salary increase of 4.7% (based on merit and performance) to more than 4,100 employees.

10.3 Development Programs

Owing to significant investments in employees training and development programs, the Company attained the following results in 2007:

  74 employees attending sponsored MBA courses;
  16,792 participants in trainings aggregating 135,011 hours;

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

  More than 4,865 participants in e-learning programs, aggregating 14,555 training hours; and
  Investments of R$6.7 million in training and development.

10.4 Benefits

In 2007, the Company invested R$92.0 million in benefits to its employees.

  R$27.7 million in PLAMTEL, one of the best health plans in the market. PLAMTEL offers not only compulsory health care provided for by legislation but also other specialized health services;

  R$32.8 million in meal and food benefits;

  Private pension plan to its employees to which equal contributions are made by employees and the Company;

  Permanent discounts in Speedy broadband and TV Digital services;

  R$1.8 million in employees life insurance;

  Day-care-center allowance currently benefiting 627 male and female employees;

  R$2.2 million in transportation ticket investments;

  Agreements with entities linked to the telecommunication segment, such as ABET (Telecommunication Employees Charitable Association) and Coopertel (Telefônica Group Employees Credit Cooperative).

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December 31, 2007 and 2006

 (In thousands of reais)

10.5 Employees Profile

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 December 31, 2007 and 2006

 (In thousands of reais)

11. Social Responsibility

Telefônica Group believes that corporate social responsibility corresponds to a business management style that takes into consideration the public with which it interrelates. The Group believes that it will be able to ensure its sustainability if it is able to generate a positive effect from its operations on economic, technologic and social progress in the environment in which it operates, as well as to conquer trust from its stakeholders. For Telefônica Group, attainment of economic and financial objectives and results is as important as the manner in which they are attained.

For the Company, corporate responsibility management takes the following into consideration:

  Approach oriented to all groups of interest;

  Link to the business: the main responsibility of a company is “to do well what has to be done”, i.e. carry out as best as possible its business activities; and

  Responsibility for impact on sustainable development: there shall not only be contribution of funds for social initiatives but of something else in optimizing the manner in which operations are carried out, endeavoring to attain long lasting relationships with stakeholders.

In addition to these responsible operation assumptions in its daily activities, the Company also invests in projects to foster social development and sponsors cultural activities in order to facilitate access of people to artistic activities.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

11.1 Social Investments

Created to coordinate Telefônica Group social investments, the Fundação Telefônica (www.fundacaotelefonica.org.br) assumed the mission of contributing to future development of the regions in which Telefônica Group operates. Since March 1999, the institution has endeavored to foster social development through education, preferably applying telecommunication and IT technologies, as well as to stand up for children’s and adolescents’ rights.

Fundação Telefônica has four related programs, as under:

a. Pró-Menino Program

This program is developed in the following four fronts linked to social development and protection of children’s and adolescents’ rights:

i.

Fight against child labor: this is the newest project of the institution. Its objective is to contribute to the eradication of child labor, thus ensuring children’s right to full education. The program involves Telefônica Group investments in 13 Latin America countries and now helps more than 50 thousand children in the region. In Brazil, Fundação Telefônica has supported since 2007 projects to fight against urban child labor. Currently, 19 projects are being supported that directly benefit approximately 6,000 children and adolescents.

ii.

Juvenile Crimes: aims at improving quality of services extending assistance to young outlaws, carrying out open social and educational measures. Through Municipal Councils for the Protection of Children’s and Adolescents’ Rights, Fundação Telefônica has already contributed, in technical and financial terms, for the conduction of projects in 28 Brazilian cities. More than 4,400 adolescents and their families have already been benefited by this initiative.

iii.

Children and adolescents assistance networks: contribute to the financing of projects for the implementation of social and electronic information networks among the Municipal Councils for the Protection of Children’s and Adolescents’ Rights and entities for the assistance of such public in Brazilian municipalities. Financings are granted through the Municipal Funds for Protection of Children’s and Adolescents’ Rights. In 2008, Fundação Telefônica is supporting five projects in the São Paulo State, in the cities of Araçatuba, Bebedouro, Diadema, São Carlos and Várzea Paulista. Historically, Fundação Telefônica has already supported 17 Brazilian cities in the process of building such networks.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

iv.

Pró-Menino Portal (www.promenino.org.br): created in November 2003, the portal is an important information channel for professionals working for the protection of children’s and adolescents’ rights, including the public comprising the school community. It aims at providing tools to professionals from the area, based on the Statute on Children and Adolescents (ECA). The portal carries out every year the contest named “Causos do ECA”(ECA Stories) together with the News Agency for Children Rights (ANDI) and EducaRede project. This initiative aims at disseminating and awarding prizes to true stories about how ECA may be a life transformation tool.

b. EducaRede Project

With the objective of improving public education quality through digital inclusion, this Program has as central tool an open and free-of-charge portal (www.educarede.org.br) mainly created for students and teachers of Public Elementary and High Schools. Developed by Fundação Telefônica together with the Center for Studies and Research on Education, Culture and Communitarian Initiatives - CENPEC, Carlos Alberto Vanzolini Foundation and Terra portal, EducaRede project is a supplementary tool to school classes which allows use of new technologies in the pedagogical process.

Launched in March 2002, EducaRede project is among the most consolidated educational portals in Brazil. It presents average of 1.1 million homepage visits. 80% of its users are from public schools. The portal has interactive environments allowing direct participation, which provide support to teachers. Fundação Telefônica has already invested more than R$11 million in EducaRede project. In 2007, in order to celebrate five years of EducaRede portal existence in Brazil, Fundação Telefônica performed the first EducaRede International Contest – Internet and Pedagogical Innovation, which gathered the experience of teachers in Brazil, Spain, Argentina, Chile, Peru and Colombia.

c. Forum

The newest initiative of Fundação Telefônica involves activities oriented to generate knowledge and ideas about fundamental matters for the area in which the Company operates, such as Information Society and impact from information and communication technologies.

In Brazil, one of the initiatives is the creation of the Núcleo Memória Telefônica (Telephonic Memory Center), which aims at preserving telecommunications history and making it available to the population. Part of the educational activities carried out are referred to on the site www.museudotelefone.org.br.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

d. Telefônica Volunteers

This program is coordinated by Fundação Telefônica as well as the Company’s Human Resources and Communication areas and was developed to support employees who already participate in the program as well as those intending to participate in these initiatives. The pilot project was implemented in 2005, and in 2006 it was extended to all Group companies (Telesp, Terra, TGestiona, Atento and A. Telecom). The program is conducted in the following five fronts, allowing participation of volunteers with different profiles:

i.

Incentivo Criança (Child Incentive): Campaign that promotes donations by employees to the Municipal Funds for Protection of Children’s and Adolescents’ Rights, which are income tax deductible (individuals may donate up to 6% of tax due). The proceeds so collected are distributed to organizations accredited by Municipal Councils.

ii.

Campaigns: Donation of coats, toys, blood and others. These campaigns are carried out in certain scheduled periods of the year as well as in emergencies, as the case of the campaign to help victims during the Peruvian earthquake in 2007.

iii.

Qualification: Workshops that address matters such as Corporate Social Responsibility, Third Sector and Volunteerism. The objective is to promote qualification related to practical and conceptual matters to help employees develop volunteer initiatives inside and outside the Company. In 2007, approximately 500 people participated in the workshops.

iv.

Projects Contest: Support to suggestions allowing institutional consolidation of organizations through the work of Group volunteers. In an internal call-for- suggestions, employees submit their proposals. Selected ones receive financial support for implementation thereof.

v.

Volunteers Day: On October 5, 2007, more than 1,500 Telefônica Group employees participated in the Telefônica’s Volunteers Day, an initiative that took place in São Paulo, Rio de Janeiro, Porto Alegre, Campinas, Santos, São José do Rio Preto and Ribeirão Preto. The initiative, which was first carried out in Brazil in 2006, was extended in 2007 to Spain and other 12 Latin American countries in which Telefônica operates. Volunteers, who donate their day’s work to the initiative, go to the selected institutions to carry out activities, such as refurbishing and construction, recreational, gardening and landscaping, organization of libraries and toy libraries. In São Paulo, the organization that was benefited in 2007 was Anchieta Project, in the Grajaú district, in the southern city area. The entity assists 400 children and adolescents from 7 to 18 years of age who live in the region and also offers activities supplementing school activities.

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11.2 Sponsoring

Through its sponsoring initiatives, Telefônica Group aims at mainly facilitating access of the population to culture and promote social use of Information and Communication Technologies (ICT). In 2007, 70 initiatives were sponsored, 46 by the Company and 29 by Group companies. Among these initiatives we highlight the following:

  Telefônica Open Jazz: first edition of the event in 2007, with two free-of-charge shows of singer Diana Krall in the city of São Paulo. The first took place at Sala São Paulo for invited customers and the second at Villa Lobos Park, which gathered an audience of approximately 35 thousand people at the beginning of December.

  Trio Tons: a series of free-of-charge pop music shows in cities of São Paulo State interior gathering Brazilian artists. Upon event opening, there is a classic music presentation, as a strategy to popularize this kind of music, by Bachiana Chamber Orchestra, conducted by João Carlos Martins. In 2007, the event took place in Piracicaba, Campinas and Santos with the participation of Paralamas do Sucesso, Paula Toller, Vanessa da Mata and Roberto Frejat. The program will have new shows in 2008.

  Telefônica Apresenta (Telefônica Presents): Sesi Music 2007: In collaboration with Sesi/Fiesp, Telefônica sponsored a series of 258 concerts of renowned national and international orchestras in 22 cities in the São Paulo State in 2007 in order to promote access to classic and instrumental music.

  Os Cinéticos (The Kinetics): Kinetic art exhibition originally presented in the Queen Sophia National Art Museum, in Madri (Spain), was brought to Tomie Ohtake Institute, in São Paulo, sponsored by Telefônica, in the period from November 13, 2007 to January 13, 2008. The exhibition gathered more than 80 works and 45 artists, among paintings, objects, installations, chronophotos, serigraphies, digital printings and films, also it was awarded a prize by the São Paulo State Association of Art Critics in the Visual Arts category.

  Broadband World Forum: Biggest event in the world to discuss broadband Internet access brought to Brazil for the first time in 2007 sponsored by Telefônica. The Company also made Speedy Wi-Fi available on a free-of-charge basis for those participating in the forum.

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

12. Environment

Telefônica Group is committed to sustainable development and environment protection, as such develops initiatives to reduce the negative impact of its operations on the environment. These activities are developed according to a proposed Environmental Policy.

In 2002, Telefônica Group entered into an United Nations Global Treaty under which it is subject to maintaining an environment protection approach, promoting increased environmental responsibility and the development and diffusion of environment friendly technologies.

In 2007, Telefônica Group elected the following three main priorities in its future operations in Latin America:

1.	Climate changes and energetic efficiency;

2.	Responsible telephone network expansion and maintenance; and

3.	Electromagnetic emissions (point of higher impact for the Group’s cellular operations).

Among the initiatives that are already being developed by the Company we highlight the following:

  Use of alternative energy sources: the Company was pioneer in the use of alternative energy sources, which started in March 2003. Currently, approximately twenty-five percent of total energy consumed originates in alternative sources (Small Hydroelectric Power Plants and biomass);

  Use of ethanol in its vehicle fleet: the Company has promoted ethanol use. All new vehicles acquired by the Company are flex-fuel, i.e. are gasoline or ethanol driven.
  Ethanol already represents approximately 30% of total fuel consumed by the Company;

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MANAGEMENT REPORT (Continued) December 31, 2007 and 2006 (In thousands of reais)

  Energetic efficiency measures: the Company, in its Energetic Efficiency Program, is installing demand controls at telephone stations. These controls detect possible demand peaks and disconnect loads that are not critical, based on an individualized program.
  The installation of controls is associated with the implementation of telemetering, which corresponds to remote monitoring of energy use parameters, such as power factor, instantaneous demand, daily consumption and load curves. Telemetering allows swiftly smoothing consumption oscillations. The Company has also started the installation of harmonic filters at telephone stations to avoid energy measurement distortions.

13. Acknowledgements

Company management takes this opportunity to thank shareholders, customers, suppliers, financial institutions and other entities involved in its activities for their support and trust, especially Company employees for their dedication and efforts, which allowed the Company to attain the results presented.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	March 18, 2008	By:	/s/ Norair Ferreira do Carmo
		Name:	Norair Ferreira do Carmo
		Title:	Investor Relations Director